File No.1-4315






	SECURITIES AND EXCHANGE COMMISSION

	WASHINGTON, D.C.


	FORM U-5-S



	ANNUAL REPORT



	FOR THE FISCAL YEAR ENDED MARCH 31, 2001



	Filed pursuant to the
	Public Utility Holding Company Act of 1935 by




	[LOGO]



National Grid Group plc
15 Marylebone Road
London, NW1 5JD
United Kingdom



National Grid USA
25 Research Drive
Westborough, MA 01582






Item 1.


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------_
			(000's)		(000's)

National Grid Holdings Limited	100,000,000		$7,577,727			$2,801,918

	Other equity securities	1,000 (1)		7,493			   52,921

	Unsecured debt	8,878,176,862

	ENMO Limited	2,250,000	75.00	1,853			    3,195

	National Grid Five Limited	263,368,410		1,672,161			1,673,283
	Unsecured debt	208,493,123

		National Grid Six Limited (2)	1		(630)			-
		Other equity securities	73,226,142		103,981			  103,981
		Unsecured debt	1,500,000

		NGC Two Limited	160,000,000		205,332			  239,083

			The National Grid Investments	10,000,000		27,884			   14,200
		Company
		Other equity securities	150,000,000		213,000			  189,270
		Unsecured debt	7,084,964

			NatGrid Finance Holdings Limited	3,500,100		1,207,080			1,207,000
			Unsecured debt	2,598,419,233

			NatGrid Finance Limited	100		2,084,948			2,092,497

			NG Jersey Limited	140,000		2,067,835			1,988,000
			Unsecured debt	49,700

			NG Investments Limited	1,468,197		96,965			   96,837






Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)


			Natgrid Investments Limited	1,000		14,443			      142

			Other equity securities	100 (3)		-			       49

			300 (4)		-				  -

		Unsecured debt	157,627,668

			National Grid International	83,600,100		179,040			331,712
		Limited
	Unsecured debt	1,334,710,022

			NG Procurement Holdings Limited	506,002		719			    719

			Unsecured debt	4,267,036

			National Grid Procurement BV (5)	40		2,778			  2,811

			Unsecured debt	40

			NG USI Inc. (*)	1,000		-				-

			Grid Investment Holdings Limited	100		-				-

			Grid One Limited	1		-				-
			Other equity securities	1		-				-

			Teldata International Limited	2		179				-

			National Grid (Isle of Man) Limited	200		6,313			  6,390

			Unsecured debt	93,720

			Manx Cable Company Limited	4,500,000	50.00	6,886			  6,390





Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

			National Grid Overseas Limited	200		1,258,472			 52,094

			Other equity securities	168,368,400 (6)		239,083			241,893

			30,000,000 (7)		426,000			378,540

			Unsecured debt	49,482,781

				National Grid Overseas	100		(392,187)			641,805
				Two Limited

				Unsecured debt	1,338,178,373

			National Grid Seven Limited (8)	100		833,394			833,383

			Unsecured debt	74,412,795

			National Grid Holdings BV	62		770,295			914,416

			Unsecured debt	19,357,693

			National Grid Poland BV	40		2,928				16

			Unsecured debt	45,121,982

Energis Polska Sp z o.o									23.75		(9,575)		 39,886

	Unsecured debt	39,885,910

			National Grid Central 	40				   (10)		    (14)
			Europe BV (*) (9)

			Central Europe Telecom 	40				    14			8
			Holdings BV (*)(10)

			National Grid Brazil BV	 40					(42,064)			16

			Unsecured debt	         407,837,922

			JVCO	         900,000,000 (11)	50.00		183,704		 392,462
			Participacoes Ltda

			Holdco
			Participacoes Ltda       3,000,000 (12)			   		**			**


Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

			Intelig 	3,000,000 (13)		**			 **
			Telecomunicacoes Ltda

			Unsecured debt	107,020,714

			National Grid Manquehue BV(41)	40		(2,208)			     16

			Unsecured debt	72,038,130

			Manquehue Net S.A.(42)	701,191	30.00	79,531			 78,750

			Silica Net S.A. (43)	61,500,500 (14)	50.00	34,936			 50,397

			Silica Networks (44)	2,592,199 (15)	99.99	**				**
			Chile S.A.

			National Grid Chile BV (45)	40		(2,326)			     16

			Unsecured debt	53,335,000

			SCC Uno S.A. (46) 		500 (16)		50.00		  **       **

			Silica Networks (47)
			Argentina S.A.	           37,172,999 (17)				  **		 	     **

			National Grid Finance BV	   120				85,694		 60,749

			Unsecured debt	           13,798,955

			Citelec S.A.	          105,974,400		42.49		123,664		79,259

			Transener S.A. (18)       234,129,232 (19)			     **		    **





Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

			Transba S.A. (20)	198,187,309 (21)	       	**			   **

			National Grid Zambia BV	50,000		31,947			23,424

			Unsecured debt	60,241

			Copperbelt Energy	3,860,000	38.60	41,383			21,040
			Corporation plc

			Unsecured debt	395,582

			National Grid India BV (*)	40		(5)			    16

			Unsecured debt	10,040

			NGC do Brasil
			Participacoes Ltda	604,000	99.99	439			   305

			National Grid
			Brazil Transmission BV (*)	400		10,811			 10,853

			National Grid Brazil Finance	100		114,702			108,236

			National Grid Holland Limited	   100				-			-

			Unsecured debt		2,352

			National Grid Indus BV		87,352				54,752		 51,120


			NGC Indus Limited 	           33,113,000				47,020		50,996

			NGC Zambia Limited		15,754,000				22,371		25,844
			Unsecured debt		25,560

			NG Australia GP Pty Ltd (22)	137,000				67			75

			NG Australia LLP (23)		-				6,685			7,445




Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

			National Grid Australia
			Pty Limited (24)	13,700,000		6,685			6,685

			Basslink PTY Limited (25)	13,700,000		6,685			6,685

			Unsecured debt	3,283,000

			Original Basslink Pty Limited (*)	2		2			2

			The Electricity Transmission	34,110,429		48,436			48,911
			Company Limited

		National Grid Four Limited		700,000,100				263,971	     263,971

		Unsecured debt		225,638,000

		National Grid Gold Limited		10,000				475,388		568,000

		Other equity securities		1,000 (26)			    1,953,466		1,987,750

		National Grid Insurance Limited	1,300,000				46,992		31,240

		National Grid Jersey Holdings Two	74,200				419,918		418,900
		Limited (27)
		Unsecured debt		42,600





Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

		National Grid Jersey Holdings Three	250		(44)				-
		Limited (28)

		Unsecured debt	42,600

			Myutility.com Inc (29)	444,316	10.00	**				-

		National Grid Jersey Holdings Four	400		5,665			5,680
		Limited (30)

		Unsecured debt	42,600

			Gridcom Limited (31)	4,000,000		5,680			5,680

		National Grid Jersey
		Holdings Five Limited (32)	148,843		951,392			951,400

	National Grid Three Limited			505				    945,357			951,400

			Unsecured debt	1,873,668,410

			NGG Telecoms Limited	          216,810,197				1,686,554		2,769,000

			Energis plc (33)	          566,082,445		33.30		  621,180		1,389,626

		National Grid One Limited		100					118			45

		Unsecured debt	           47,825,207

		National Grid Two Limited	               100					 57			43

		Unsecured debt	           48,475,696





Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

		NGG Telecoms Holdings Limited	1,000		5,397,019			3,744,540

		Other equity securities	1,000 (34)		1				   1
			1,000 (35)		56,801			   54,926
		Unsecured debt	191,700,000

		NGG Telecoms Investment Limited	2		-				-

		Unsecured debt	344,421,000

		The National Grid Company plc	6,373		1,561,569			3,752,483

		Other equity securities	43,406,000		61,637		         61,637

		Unsecured debt	575,348,753

			Elexon Limited (36)	1

			Datumatrix Limited (*)	2		2				  2

		Eleccom Limited (*)	2		2				  2

		Electracom Limited (*)	2		2				  2

		BSc Co Limited (*)	1		-				  -

		Energi Limited (*)	2		-				  -

		Energis Services Limited (*)	2		-				  -

		Energy Market Operations Limited (*)	1			-			  -

		Energy Settlements and Information Services	2		-				  -
		Limited (*)




Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

		EPFAL Limited (*)	2		-				  -

		First Point Services Limited (*)	1		-				  -

		First Point Solutions Limited (*)	1		-				  -

		Gemstone Software Limited (*)	2		-				  -

		Grid International Limited (*)	2		-				  -

		Gridnat Limited (*)	1		-				  -

		International Power Systems Limited (*)	2		-				  -

		IPS Limited (*)	2		-				  -

		NATGRID Limited (*)	2		-				  -

		Natgrid Holdings Limited (*)	1		-				  -

		National Grid Market Services	1		-				  -
		-- Limited (*)

		NGC Employee Shares Trustee Limited (*)	2		-				  -

		NGC Energy Limited (*)	2		-				  -

		NGC (GB) Limited (*)	2		-				  -

		NGC IT Limited (*)	2		-				  -

		NGC Leasing Limited 	100		-				  -

		NGC Leisure Limited (*)	2		-				  -

		National Grid Nominees Limited (*)	2		-				  -

		Unsecured debt	17,750_





Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

			New National Grid plc (37)	499,990	99.99%	-			-

			Grid Delaware, Inc. (38)	100		-				-

			NGC Properties Limited 	300,000		426				-

			NGC Settlements Limited (*)	2		-				-

			NGG Limited (*)	1		-				-

			Powercom Limited (*)	2		-				-

			Supergrid Limited (*)	2		-				-

			Teldata Services Limited (*)	1		-				-

			Teldata Solutions Limited (*)	1		-				-

			Telecom Electric Limited (*)	2		-				-

			Transgrid Limited (*)	-		-				-

		The National Grid Group Quest Trustee (*)	2		-				-
		Company Limited

National Grid (US) Holdings Limited	131,252		(33,069)			  32,028

	Unsecured debt	4,253,314,149

	National Grid (US) Investments 	300		(109,964)		           234

	Other equity securities	225,000 (39)		30,576			  30,576

	Unsecured debt	4,263,003,689

		National Grid (Ireland) 1 Limited 	262,365		841,428		     1,040,118

		Other equity securities	740,065		3,225,792		     2,960,260

			National Grid (Ireland) 2 Limited 	745,808		3,128,627		     2,960,260

			National Grid General Partnership (40)	-		1,551,499			       -

			Teldata Solutions Inc. (*)	100		-				 -


Item 1. (continued)


	Percent of
	Number of	Voting Power	Value per		Carrying
Name of Company		Common Shares	(100% unless	Books of		Value
(and abbreviation used herein)		Owned  	Specified)  	Issuer		to Owner
------------------------------		-------------	------------	---------		---------
			(000's)		(000's)

			First Point Services Inc. (*)			-				  -
			-- Limited (*)

			National Grid USA Inc. (USA)	100		4,186,785			 4,229,294

	National Grid (US) Investments 2 (*)	100		-				  -

	National Grid (US) Investments 3 (*)	2		-				  -

	National Grid (US) Investments 4 (*)	2		-				  -





----------------------
All figures for outside the United States are under local GAAP.

**	Entity is not controlled by National Grid and this information is either not known to National
Grid or not reasonably available to National Grid.
(*)  Dormant

(1)  1000 A shares are held by National Grid One Limited
(2)  National Grid Six limited is a company organized under the laws of England and Wales and
	provides financial management services to National Grid companies.  National Grid Six
	Limited was incorporated on 22 August 2000 and became a subsidiary on 22 November 2000.
(3)  100 A shares are held by National Grid Holdings Limited
(4)  200 B shares are held by National Insurance Limited and 100 B shares are held by National Grid Holland Limited
(5)  National Grid Procurement B.V. is a company organized under the laws of the Netherlands and is a holding company.
	It became a subsidiary on 2 October 2000.
(6)  168,368,400 redeemable A preference shares are held by The National Grid Investments Company
(7)  30,000,000 redeemable B preference shares are held by National Grid International Limited
(8)  National Grid Seven Limited is a company organized under the laws of England and Wales and is
	an intermediate holding company.  National Grid Seven Limited was incorporated 11 December 2000
	and became a subsidiary on 11 January 2001
(9)  National Grid Central Europe BV is a company organized under the laws of the Netherlands and is a
	holding company.  It became a subsidiary on 8 June 2000.
(10) Central Europe Telecom Holdings BV is a company organized under the laws of the Netherlands and is
	a dormant company.  It became a subsidiary on 8 June 2000.
(11) 50% owned by National Grid Brazil BV
(12) The registered share capital of Holdco Participacoes Ltda is held by JVCO Participacoes Ltda
(13) The registered share capital of Intelig Telecomunicacoes Ltda is held by Holdco Participacoes Ltda
(14) In addition, 37,023,301 (30.1%) is held by Manquehue Net S.A.
(15) One share (0.01%) is held by SCC Uno S.A.
(16) In addition, 301 shares (30.1%) are held by Manquehue Net S.A.
(17) held by Silica Net S.A. in addition, one share is held by SCC Uno S.A.
(18) Transener S.A. is 65% owned by Citelec S.A.
(19) Interest is split:  183,701,397 A shares and 50,427,835 B shares
(20) Transba S.A. is 90% owned by Transener S.A.
(21) Interest is split: 112,290,842 A shares and 85,896,467 B shares
(22) NG Australia GP Pty Ltd is a company organized under the laws of Capital Territory, Australia and is
	a general partner in NG Australia LLP.  It became a subsidiary on 5 June 2000.
(23) NG Australia LLP is a limited liability partnership in which National Grid International Limited
	holds a 99% interest and NG Australia GP Pty Limited holds a 1% interest.
(24)	National Grid Australia Pty is a company organized under the laws of Capital Territory, Australia and is
	a holding company.  It became a subsidiary on 6 June 2000.
(25)	Basslink Pty Ltd is a company organized under the laws of Capital Territory, Australia and is developing
	an electrical interconnector between Tasmania and Victoria.  It became a subsidiary on 1 June 2000.
(26)	1000 preference shares held by NG Jersey Limited
(27)	National Grid Jersey Holdings Two Limited is a company organized under the laws of Jersey and is a former
	holding company.  National Grid Jersey Holdings Limited was incorporated and became a subsidiary on 18
	October 2000.
(28)	National Grid Jersey Holdings Three Limited is a company organized under the laws of Jersey and is a holding
	company.  National Grid Jersey Holdings Three Limited was incorporated and became a subsidiary on 28 November
	2000.
(29)	Myutility.com, Inc. is a company organized under the laws of Delaware and is a provider of on-line energy saving
	solutions.  Myutility.com, Inc. became a subsidiary on 7 December 2000.
(30)	National Grid Jersey Holdings Four Limited is a company organized under the laws of Jersey and is a holding company.
	National Grid Jersey Holdings Four Limited was incorporated and became a subsidiary on 23 February 2001.
(31)	Gridcom Limited is a company organized under the laws of England and Wales and installs and maintains telecommunications
	equipment.  It became a subsidiary on 28 February 2001.
(32)	National Grid Jersey Holdings Five Limited is a company organized under the laws of Jersey and is a holding company.
	National Grid Jersey Holdings Five Limited was incorporated and became a subsidiary on 14 March 2001.
(33)	National Grid Four Limited holds 123,582,445 shares in Energis plc (7.3%) and NGG Telecoms Limited holds 442,500,000
	shares in Energis plc (26%).  Energis plc is not controlled by National Grid and further information concerning the
	subsidiaries of Energis plc is not known or reasonably available to National Grid.
(34)	1000 A shares are held by NatGrid Investments Ltd
(35)	1000 B shares are held by National Grid Two Limited
(36)	The National Grid Company Limited is the registered shareholder of Elexon Limited.  However National Grid does not
	exercise control over this company.
(37)	New National Grid plc is a company organized under the laws of England and Wales and is a new holding company.
	It became a subsidiary on 28 November 2000.
(38)	Grid Delaware, Inc is a company organized under the laws of Delaware and is a business development vehicle.  It
	became a subsidiary on 28 November 2000.
(39)	225 held by National Grid Group plc
(40)	National Grid General Partnership is a partnership of which 26% is held by National Grid (Ireland) 1 Limited and 74%
	is held by National Grid (Ireland) 2 Limited.
(41)	National Grid Manquehue B.V. is a company organized under the laws of Chile and is holding company.  It became a
	subsidiary on 8 May 2000.
(42)	Manquehue Net S.A. is a company organized under the laws of Chile and is a holding company.  It became a subsidiary
	on 19 May 2000.
(43)	Silica Net S.A. is a company organized under the laws of Chile and is a holding company.  It became a subsidiary on
	19 May 2000.
(44)	Silica Networks Chile S.A. is a company organized under the laws of Chile and is a telecommunications company.  It
	became a subsidiary on 19 May 2000.
(45)	National Grid Chile B.V. is a company organized under the laws of the Netherlands and is a holding company.
(46)	SCC Uno S.A. is a company organized under the laws of Chile and is a holding company.  It became a subsidiary on 19 May
	2000.
(47)	Silica Networks Argentina S.A. is a company organized under the laws of Argentina and is a telecommunications company.
	It became a subsidiary on 19 May 2000.



Item 1. SYSTEM COMPANIES AND INVESTMENT THEREIN AS OF MARCH 31, 2001 (1)		Value Per
			Books of
	Percent of	Issuer and
	Number of	Voting Power	Carrying
Name of Company		Common Shares	(100% unless	Value
(and abbreviation used herein)		Owned  	Specified)  	to Owner
------------------------------		-------------	------------	--------
			(000's)
<
National Grid USA
Granite State Electric Company (Granite)	60,400			$47,878
Massachusetts Electric
Company (Mass Electric)	2,398,111		1,589,814
Nantucket Electric Company (Nantucket)	1		22,427
The Narragansett Electric
Company (Narragansett)	1,132,487		878,958
NEES Energy, Inc. (NEES Energy)	1,000		(6,654)
Unsecured Debt	-		18,813
Wayfinder Group, Inc.
(Wayfinder)	1,000		(5,281)
Unsecured Debt	-		11,976
New England Hydro-Transmission
Electric Company, Inc. (NEHTEC) (2) 	1,462,580	53.97	20,860
New England Hydro-Transmission
Corporation (NEHTC) (2)	6,758	53.97	12,538
New England Electric Transmission
Corporation (NEET)	35		1,218
New England Energy*
Incorporated (NEEI) (3)	2,500		(25,480)
Unsecured debt	-		23,594
National Grid USA Service Company, Inc.(4)	3		12,564
New England Power Company (NEP)	3,619,896	99.60	864,337
NEES Communications, Inc. (NEESCom) 	10,000		121,136
Unsecured debt			82,185
Metrowest Realty LLC (Metrowest) 			3,071
Unsecured debt			7,301
EUA Energy Investment Corporation (5)	100		15,957
National Grid Transmission Services Corp. (6)	1,000		(96)
		Unsecured debt			300
			----------
			$3,697,416
	==========
NEESCom
	Goddard GigaPoP LLC (7)			$345,567
NEESTelecom*
New England Hydro Finance Company
(NEHFC) (8)	537	57.47	$        5
NEES Energy, Inc.
AllEnergy Marketing Company, LLC* (9)
	AEDR Fuels LLC*
NEP
Connecticut Yankee Atomic Power Company	52,500	19.5	$14,875
Maine Yankee Atomic Power Company	100,000	24.0	$17,170
Vermont Yankee Nuclear Power Corporation	80,002	22.5	$12,032
Yankee Atomic Electric Company	46,020	34.5	$ 2,397
	New England Hydro-Transmission Electric
	Company, Inc. (NEHTEC) (2)	94,839	3.50	929
		Capital Contribution			404
	New England Hydro-Transmission
	Corporation (NEHTC) (2)	438	3.50	419
		Capital Contribution			404

EUA Energy Investment Corporation
	Eastern Unicord Corp.*
	Separation Technology Inc. (10)			 0
	EUA Bioten Inc.	100			 0
		Bioten GPM	2			 0
		Bioten Operations Inc.	1,000		 0

New England Wholesale Electric Company* (11)
AllEnergy Fuels Corp.*
Wayfinder
	Nexus Energy Software, Inc. (12)			2,150,000
NEWHC, Inc. * 	1,000

 *Inactive.




(1)	Attached as Exhibit E hereto is a schedule showing investments during the year ended March 31, 2001 in the National Grid USA Money Pool, through which certain System companies lend to or borrow from other
System companies (Commission File Nos. 70-8901 and 70-9089).

	(2)	New England Power Company's shares obtained through merger with EUA's
Montaup Electric Company on May 1, 2000 listed separately.

(3)	Samedan/NEEI Exploration Company was a partnership engaged in oil and gas exploration and development. NEEI owned a 50% interest in the partnership. NEEI sold its oil and gas properties in February
1998.

	(4)	On May 1, 2000, New England Power Service Company merged with EUA
Service Corporation and changed its name to National Grid USA Service
Company, Inc.

(5)	EUA Energy Investment Corporation became a National Grid USA subsidiary with the merger of EUA into National Grid USA on April 19, 2000.

	(6)	National Grid Transmission Services Corporation (Transmission
Services), a Delaware corporation, was formed on May 1, 2000. Its purpose is to provide transmission services to non affiliates.

	(7)	Goddard GigaPoP LLC, a Delaware limited liability corporation formed on April 18, 2000, is 50% owned by NEESCom and 50% owned by non affiliates.  Its purpose is to develop, operate, and maintain an
Internet 2 GigaPoP facility and market and sell access thereto.

(8)	NEHFC has two shareholders, NEHTEC and NEHTC, which each have a 50%
interest. The tabulation shown above reflects National Grid USA's and New England Power Company's indirect ownership in NEHFC.

(9)	AllEnergy Marketing Company, LLC sold substantially all of its assets on or before January 2, 2001.

	(10)	Separation Technology, Inc., a Delaware corporation, was formed on
March 28, 1989.  EUA Energy Investment Corporation owns 1,052,630 common shares, of which 455,000 are voting shares representing a 9% ownership interest. NGUSA owns 6% convertible stock representing a 5% ownership interest. Its purpose is to produce concrete from flyash waste from coal-fired generating units.

(11)	Incorporated in 1972; not yet capitalized.

   (12)	Wayfinder has a 43% ownership interest (but only a 9.9% voting interest)in Nexus Energy Software, Inc., resulting from 1,000,000 shares of Series A Preferred Stock and 300,000 shares of Series B
Preferred Stock.




Item 2.  ACQUISITION OR SALES OF UTILITY ASSETS

Merger with National Grid
-------------------------

	On March 22, 2000, the merger of New England Electric System (NEES) and National Grid Group plc (National Grid) was completed, with NEES (renamed National Grid USA) becoming a wholly owned subsidiary of National Grid.

Acquisition of Eastern Utilities Associates
-------------------------------------------

	On April 19, 2000, the acquisition of Eastern Utilities Associates (EUA) by National Grid USA was completed. On May 1, 2000, the operating company subsidiaries of EUA were merged into those of National Grid USA.

Sale of Millstone 3
-------------------

In August 2000, Dominion Resources, Inc. agreed to purchase the
Millstone nuclear units, including NEP's 16.2 percent interest in the Millstone 3 unit. On March 31, 2001, NEP completed the sale of its interest in Millstone 3 for approximately $27.9 million.




Item 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

			FISCAL YEAR ENDED MARCH 31, 2001
			---------------------

Name of Issuer	Name of Company			Number of Shares or Principal		Consideration	Commission
			Issuing, selling						  Amount					Authorisation
			or pledging Securities		-----------------------------
			(Issuer unless			Issued		Sold, pledged
			 otherwise noted)						or guaranteed
---------------------------------------------------------------------------------------------------------------------

National Grid 						239 (1)		-			$1,420		27154
Group plc						239 (1)					$1,420
								43,000 (2)				$336,653
								239 (1)					$1,420
								717 (1)					$4,260
								239 (1)					$1,420
								379,867 (2)				$2,840,000
----------------------------------------------------------------------------------------------------------------------

(1)	Issues of shares pursuant to a 4.25 per cent Exchangeable Bond due 2008 issued by National Grid Group plc.

(2)	Issues of shares to the National Grid Group Quest Trustee Company Limited.





Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES



	Fiscal Year Ended March 31, 2001
        ------------------
Name of Company
Acquiring,
Redeeming	   Number of Shares
or Retiring	  or Principal Amount		 Commission
Securities          --------------------------		 Authorization
 		(Issuer unless		 Redeemed or		 (Release No.
Name of Issuer  	otherwise noted)     Acquired	 Retired (A)	Consideration	  or Other)
--------------	----------------	-----------	-------------	-------------	--------------

NEHFC
Unsecured Notes			$11,520,000	$11,520,000	25304 & (B)

NEES ENERGY
Sub. Promissory Note	   NG USA	$81,606,335		$81,606,335	26520 & 26633
Sub. Promissory Note			$203,893,903	$203,893,903	26520 & 26633

NEET
Common Stock			27 shares 		$841,332	24162
Secured Note			$4,144,000	$4,144,000	24162

NARRAGANSETT
Bonds			$15,000,000	$15,000,000	(B)

MASSACHUSETTS ELECTRIC
Bonds			$15,000,000	$15,000,000	(B)
Preferred Stock			210,000 shares	$21,625,800	(B)

WAYFINDER
Sub. Promissory Note	   NG USA	$ 250,000		$250,000	(C)
Sub. Promissory Note			$375,000	$375,000	(C)

NEES COMMUNICATIONS, INC.
Sub. Promissory Note	   NG USA	$46,000,000		$46,000,000	(D)
Sub. Promissory Note	   NG USA		$9,450,000		$ 9,450,000	(D)

GRANITE
Unsecured Note		_	$5,000,000	$5,000,000	(B)

NEP
	Preferred Stock			1,311 shares 	$  110,216	(B)




Item 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES (Cont.)



Name of Company
Acquiring,
Redeeming	   Number of Shares
or Retiring	  or Principal Amount		 Commission
Securities          ------------------------		 Authorization
 		(Issuer unless		 Redeemed or		 (Release No.
Name of Issuer  	otherwise noted)     Acquired	 Retired (A)	Consideration	  or Other)
--------------	----------------	-----------	-------------	-------------	--------------
NANTUCKET
Bonds			$1,495,000	$1,495,000	(B)

METROWEST
Sub. Promissory Note	   NG USA	$100,000		$100,000	(E)
Sub. Promissory Note			$1,225,000	$1,225,000

TRANSMISSION SERVICES
	Sub. Promissory Note	   NG USA	$300,000		$300,000	(F)

--------------------
(A)	Securities were extinguished.
(B) Rule 42.
(C) SEC Release No. 25261, 26017, 26057, 26235, 26277, 26291, & 26681.
(D)	NEESCom is an Exempt Telecommunications Company pursuant to Section 34 of the Act.
(E)	SEC Release No. 24847 and Rule 45(b)(3).
(F)	Rule 58





Item 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

As of March 31, 2001

			  Number of
  Shares or		General
  Principal	Percent	Nature	Carrying
  Amount	Voting 	of Issuer's	Value
Name of Owner	Name of Issuer	Security Owned	  Owned	Power	Business	to Owner
-------------	--------------	--------------	  ---------	-------	-----------	-----------
(in thous.)

National	UNITIL Corporation	Capital Stock 	34,400 shs.	0.7	Public	$303
Grid USA		no par value			Utility

Three	Two business	Stocks				$ 74
Subsidiaries (A)	development
	corporations

----------------------
(A) Mass. Electric, Narragansett, and NEP.



Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001.
NG Group	NG (US) 	NG (US)	NG (US)	NG (US)	NG (US)		NG (Ireland) 1 	NG (Ireland) 2
plc	Holdings	Invest-	Invest-	Invest-	Invest-		Ltd.		Ltd.
	Limited	ments		ments 2	ments 3	ments 4
_-------	-------	--------	--------	-------	--------	-----------	--------------


James H. Ross				D
							CHB

David H. Jones				D		D	D		D			D		D			D		D


Roger Urwin					D		D	D		D			D		D			D		D

Stephen Box					D		D	D		D			D		D			D		D

Steven Holliday				D		-	-		-			-		-			-			-

Richard P. Sergel				D		-	-		-			-		-			-			-
25 Research Drive
Westborough, MA 01582

Robert W. Faircloth			D		-	-		-			-		-			-			-

John A. M. Grant				D		-	-		-			-		-			-			-

Paul L. Joskow				D		-	-		-			-		-			-			-

Richard G. Reynolds			D		-	-		-			-		-			-			-

Fiona B. Smith				S		D	D		D			D		D			-			-
									S	S		S			S		S

David C. Forward				-		S	S		S			S		S			-			-

Martin D. O'Donovan			-		D	D		D			D		D			D			D

Guy M. Harles				-		-	-		-			-		-			D			D
8-10 Rue Mathias
Hardt
L-2010, Luxembourg

Michael E. Jesanis			-		-	-		-			-		-			D			D
25 Research Drive
Westborough, MA 01582

John G. Cochrane				-		-	-		-			-		-			D			D
25 Research Drive
Westborough, MA 01582

All of Principal Business Address:  15 Marylebone Road, London, NW1 5JD - except as indicated




Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001.
(Note A)
															EUA
Mass			Way-			NGUSA						ENER.
NGUSA	Granite	Elec	Narra	NEEI	finder	NEET	NEP	SERVICE	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	INV.
-------	----	-----	----	-----	----	---	------	-----	------	-----	------	---------- ----

Leonard Joseph Callan
 3019 Iron Stone Court, Arlington, TX							D

Jon Carlton									VP

John G. Cochrane	D VP T				T	T	T	T	D T VP s	T	T  T	D P T		D P T

Eric P. Cody						VP			VP s

Ian Davis	VP								VP

John H. Dickson

William F. Dowd									VP s

Patricia C. Easterly

William J. Flaherty
1101 Turnpike St., No. Andover, MA			 VP s

Peter G. Flynn	VP				VP			D P

David Fredericks
 2 Fairgrounds Rd., Nant., MA

Carlos A. Gavilondo

Gregory A. Hale								C	s

Stephen T. Hall			VP
 161 Mulberry Street, Brockton, MA

Barbara A. Hassan
 55 Bearfoot Rd, Northboro, MA		D Sr-VP	D Sr-VP D Sr-VP

William H. Heil

Charles F. Henderson									VP



Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001 (continued).
(Note A)

	Nantucket	NEES	NEES			AllEnergy			     NG. Trans.	Grid
	Electric	Comm.	Energy	 AllEnergy	Fuels	   NEWHC	Metrowest	Serv.Corp.	Delaware
	---------	----	------	 ---------	-------  ---------	---------	----------	--------

Leonard Joseph Callan
  3019 Iron Stone Court, Arlington, TX

Jon Carlton

John G. Cochrane				D T	T P						 T

Eric P. Cody

Ian Davis													D P

John H. Dickson
						P s			    VP

William F. Dowd

Patricia C. Easterly													T

William J. Flaherty
1101 Turnpike St., No. Andover, MA

Peter G. Flynn													VP

David Fredericks
 2 Fairgrounds Rd., Nant., MA			 VP s

Carlos A. Gavilondo														C

Gregory A. Hale					   	   C

Stephen T. Hall
 161 Mulberry Street, Brockton, MA

Barbara A. Hassan
 55 Bearfoot Rd, Northboro, MA		D Sr-VP

William H. Heil
								Ch	P D

Charles F. Henderson


Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001 (continued).
(Note A)
EUA
Mass			Way-			NGUSA					ENER.
NGUSA	Granite	Elec	Narra	NEEI	finder	NEET	NEP	SERVICE	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	INV.
-----	-------	----	-----	----	-----	----	---	------	-----	------	-----	----------	-----

Tony Hill	VP					D P

Robert H. Hoaglund II

Timothy F. Horan
  280 Melrose St., Providence, RI				VP

Barry E. Huston
 55 Bearfoot Rd., Northboro, MA		VP	VP	VP

Michael E. Jesanis	D E-VP	D	D	D	D		D	D  VP	 D VP s	D	D	D	   D	D

David C. Kennedy	VP								VP s

Cheryl A. LaFleur 	D Sr-VP P D	P D	P D
55 Bearfoot Road, Northboro, MA

Shannon M. Larson									VP s

Annemarie Loftus
 245 South Main St., Hopedale, MA			VP

Ralph E. Loomis
 633 Penn. Ave., NW 6th floor
 Washington, DC									VP s

Marc F. Mahoney							VP	VP 		VP	VP

John F. Malley								VP s

Frederick L. Mason III									VP

Robert H. McLaren	      D Sr-VP T D Sr-VP T D Sr-VP T
55 Bearfoot Rd., Northboro, MA



Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001 (continued).
(Note A)

	Nantucket	NEES	NEES			AllEnergy				NG.Trans	Grid
	Electric	Comm.	Energy	 AllEnergy	Fuels		NEWHC	 Metrowest	Serv. Co	Delaware
	---------	----	------	 ---------	-------   	------- ---------	--------	--------
Tony Hill					D			 		D				D VP

Robert H. Hoaglund, II				VP

Timothy F. Horan
  280 Melrose St., Providence, RI

Barry E. Huston
 55 Bearfoot Rd., Northboro, MA		VP

Michael E. Jesanis			D		D									D

David C. Kennedy		 									    P

Cheryl A. LaFleur 		 P D
55 Bearfoot Road, Northboro, MA

Shannon M. Larson											   VP

Annemarie Loftus
 245 South Main St., Hopedale, MA

Ralph E. Loomis
 633 Penn. Ave., NW 6th floor
 Washington, DC

Marc F. Mahoney									 						VP

John F. Malley

Frederick L. Mason III

Robert H. McLaren
55 Bearfoot Rd., Northboro, MA		D Sr-VP T								 T



Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001 (continued).
(Note A)
   		EUA
Mass			Way-			NGUSA						ENER.
NGUSA	Granite	Elec	Narra	NEEI	finder	NEET	NEP	SERVICE	NEHTC	NEHTEC	NEHFC	EUA BIOTEN	INV.
-----	-------	----	-----	----	-----	----	---	------	-----	------	-----	----------	------

James P. Meehan									s		   		C		C

Kevin P. Menard
 Quaker Lane, N. Kingston, RI				VP

Rita A. Moran
 939 Southbridge St.,Worcester, MA			VP

Charles H. Moser
 55 Bearfoot Rd., Northboro, MA									 VP s

Joseph P. Newman			VP

VP & s
Kwong O. Nuey		Co	Co	Co			Co	Co	Co	Co	Co	Co

Lydia M. Pastuszek									Sr-VP
 55 Bearfoot Rd., Northboro, MA			 					   	s

Anthony C. Pini						   D 			 VP s

Robert G. Powderly	D VP							D	D P				D E-VP		D E-VP

Alan J. Rabinowitz									VP

Kirk L. Ramsauer					 C		  S		 S C s	 S	 C	  C

Marcy L. Reed									VP

Lawrence J. Reilly	D Sr-VP								D & VP
   S	 D	 D	 D	D	D	D	D&VP	s	D	D	D	D	D

James S. Robinson								 VP

Thomas E. Rogers									VP s

Christopher E. Root
 55 Bearfoot Rd., Northboro, MA		Sr-VP D	Sr-VP D Sr-VP			  		   s



Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001  (continued).
(Note A)

	Nantucket	NEES	NEES			AllEnergy				NG. Trans	Grid
	Electric	Comm.	Energy	 AllEnergy	Fuels		NEWHC	Metrowest	Serv. Co	Delaware
	---------	----	------	 ---------	-------  	-----	---------	--------	--------

James P. Meehan				C						 C

Kevin P. Menard
 Quaker Lane, N. Kingston, RI

Rita A. Moran
 939 Southbridge St.,Worcester, MA

Charles H. Moser
 55 Bearfoot Rd., Northboro, MA

Joseph P. Newman

Kwong O. Nuey		Co

Lydia M. Pastuszek
 55 Bearfoot Rd., Northboro, MA

Anthony C. Pini				 P D					    D		 P D

Robert G. Powderly

Alan J. Rabinowitz

Kirk L. Ramsauer							S	 S

Marcy L. Reed							VP T	 T

Lawrence J. Reilly 		D		D	D			D		D			D	S

James S. Robinson

Thomas E. Rogers

Christopher E. Root
 55 Bearfoot Rd., Northboro, MA		Sr-VP D




Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001 (continued).
(Note A)		                                                       	EUA
Mass			Way-			NGUSA				EUA	ENERGY
NGUSA	Granite	Elec	Narra	NEEI	finder	NEET	NEP	SERVICE	NEHTC	NEHTEC	NEHFC	BIOTEN	INV.
-----	-------	----	-----	----	-----	----	---	------	-----	------	-----	------	------

Masheed H. Rosenqvist						   	  VP	 VP s	   	 VP	 VP	  VP

Timothy R. Roughan
 548 Haydenville Rd., Northampton, MA		VP

Michael F. Ryan
 280 Melrose St., Providence, RI				E-VP

Nancy H. Sala			Sr-VP
 55 Bearfoot Rd., Northboro, MA			D 						s

Terry L. Schwennesen								VP D

Robert G. Seega
 280 Melrose St, Providence, RI				VP

Richard P. Sergel	D P	 D	D	 D	Ch P D	  D	 P D	D	 D s	 P D	 P D	P D	    D	   D

Philip R. Sharp
 79 JFK St, Cambridge, MA								VP

William T. Sherry
 9 Lowell Rd., Salem, NH		E-VP

John G. Upham II
 170 Medford St., Malden, MA			 VP s

Geraldine M. Zipser		  S	C	S		C			s

Peter T. Zschokke
 55 Bearfoot Rd., Northboro, MA		VP	VP	VP s





Item 6.  OFFICERS AND DIRECTORS
Part I.  As of March 31, 2001 (continued).
(Note A)


	Nantucket	NEES	NEES			AllEnergy				NG Trans	 Grid
	Electric	Comm.	Energy	 AllEnergy	 Fuels		NEWHC	Metrowest	Services	Delaware
	---------	----	------	 ---------	-------   	------	----------	--------	--------

Masheed H. Rosenqvist

Timothy R. Roughan
 548 Haydenville Rd., Northampton, MA

Michael F. Ryan
 280 Melrose St., Providence, RI

Nancy H. Sala
 55 Bearfoot Rd., Northboro, MA		Sr-VP D

Terry L. Schwennesen		  		 					D		D	P D

Robert G. Seega
280 Melrose St., Providence, RI

Richard P. Sergel		D	D	D					D		D	P D

Philip R. Sharp
 79 JFK St., Cambridge, MA

William T. Sherry
 9 Lowell Rd., Salem, NH

John G. Upham II
 170 Medford St., Malden, MA

Geraldine M. Zipser		S  C								 S

Peter T. Zschokke
 55 Bearfoot Rd., Northboro, MA		VP


Key:     Ch-Chairman; ChB-Chairman of the Board; VCh-Vice Chairman; D-Director; P-President; E-VP-Executive Vice President;
         Sr-VP-Senior Vice President; VP-F-Vice President--Finance; VP-Vice President; T-Treasurer; Co-Controller; C-Clerk;
         S-Secretary; s-Salary; f-Fee.

Note A:  Address is 25 Research Drive, Westborough, Massachusetts 01582 unless otherwise indicated.




Item 6.  OFFICERS AND DIRECTORS

Part II.  Financial Connections as of March 31, 2001.

Position
Name and	Held in
Name of	Location of	Financial	Applicable
Officer or	Financial	Institution	Exemption
Director	Institution	   (g)	Rule
----------	-----------	-----------	----------


Richard P. Sergel	State Street Corporation	D	a, e
  Boston, MA

--------------------
a - Rule 70(a)
e - Rule 70(e)
g - C-Chairman & CEO; D-Director; T-Trustee




Item 6.  OFFICERS AND DIRECTORS

Part III.

	NATIONAL GRID GROUP PLC

	The following information is reproduced from the Annual Report on Form 20-F for the year ended March 31, 2001.

Directors' remuneration

Composition and role of the Remuneration Committee

The Remuneration Committee consists exclusively of independent Non-executive Directors. It is chaired by Bob Faircloth, its other members being John Grant and Richard Reynolds. The Remuneration Committee is responsible for determining all aspects of Executive Directors' compensation, drawing on advice from external independent remuneration consultants and internal advisers.


Remuneration policy

The Remuneration Committee designs remuneration packages with the aim of attracting, motivating and retaining high-calibre Directors who will deliver success for shareholders and high levels of customer service, safety and environmental standards while having due regard to the markets in which the Group operates.

Executive Directors' remuneration

Remuneration packages for Executive Directors consist of the following elements:

base salary: base salaries are reviewed annually taking account of the median market position (against businesses of a similar size and complexity) and business and personal performance. Account is also taken of salary increases and employment conditions across the Group. The Committee will continue to review the competitiveness of salaries, taking account of the increasing size, diversity and international focus of the business.

incentives: the Remuneration Committee recognises the importance of linking rewards to business and personal performance and considers that the following incentive arrangements provide a balance between short- and long-term incentives:

annual bonus: a non-pensionable annual cash bonus of up to a maximum of 50 per cent of basic salary can be paid for the achievement of demanding financial, personal and quality of service targets. Rick Sergel also participates in the National Grid USA Goals Program, an all-employee bonus plan that can pay up to 4.5 per cent of base salary on the achievement of certain earnings and performance targets. In line with US market practice, Rick Sergel's cash bonus is pensionable.

Share Match scheme: UK Directors are required to invest 25 per cent of any annual cash bonus in National Grid shares, which are placed in trust. At the end of three years (provided the Director is still employed) additional shares equal to the pre-tax value of the invested shares will be awarded and all shares released to the individual. Rick Sergel participates in an incentive plan whereby National Grid shares equivalent to 60 per cent of the annual cash bonus are awarded, subject to a three-year vesting requirement.

executive share options: the National Grid Executive Share Option Plan 2000 permits executive share options to be granted at market price up to a maximum value of 150 per cent of base salary per annum. Grants of a greater value may be made in exceptional circumstances, for example to a new Executive Director on first appointment. The exercise of executive share options granted during the year is subject to National Grid's Total Shareholder Return (TSR), relative to that of a group of UK and US companies, over a three-year period. Options up to the value of an individual's base salary become exercisable in full if National Grid's TSR is at least median. Options in excess of base salary are exercisable on a sliding scale and are only exercisable in full if National Grid's TSR is in the upper quartile of the comparator group. Executive share options granted between September 1997 and March 2000 are exercisable in full if National Grid's growth in earnings per share (EPS) exceeds RPI by 3 per cent per annum over a three-year period.

Sharesave: Executive Directors resident in the UK are eligible to participate in the all-employee Sharesave scheme (subject to eligibility based on service).

US Incentive Thrift Plan: Rick Sergel participates in a tax-advantaged savings plan (known as a 401(k) plan) provided for employees by National Grid USA, to which he chooses to contribute 6 per cent of base salary up to the Federal limit of US$10,500. National Grid USA provides a further 5 per cent of base salary which is invested on Rick Sergel's behalf in National Grid American Depositary Receipts (ADRs). Under the terms of this plan,
199.191 ADRs (1999/2000: 52.344) were purchased on behalf of Rick Sergel.

pensions: pension benefits earned by individual Executive Directors in 2000/01 are as follows:





			Age at 31 	Directors'	Increase to		Accrued 		Accrued
			March 2001	contribu-	accrued pension	pension as		pension as
					tions 	during year		at 31 March		at 31 March
					during	(net of 		2001			2000
					year 		inflation)		000 GBP		000 GBP
					000 GBP	000 GBP
--------------	---------	-------	---------		----------		------------

David Jones (2)	58		13		57			220			284
Roger Urwin		55		 8		26			130			160
Stephen Box		50		 9		14			 22			 36
Wob Gerretsen (3)	 -		 4		 -			127			  -
Steven Holliday(4)44		 0		 -			 -			  0
Rick Sergel		51		 0		21			193			229


1.	Accrued pension represents the pension which would be paid annually at age 60 if the
Director resigned on 31 March 2001.
2.	David Jones, the highest-paid Director, retired on 31 March 2001 with an unreduced pension.
3.	Wob Gerretsen died on 19 October 2000. His beneficiaries received payments of GBP 988,613 and are receiving a pension of GBP 100,256 per annum.
4.	Steven Holliday was appointed to the Board on 30 March 2001.



UK-based Executive Directors are members of the National Grid section of the Electricity Supply Pension Scheme (ESPS), to which they currently contribute 3 per cent of base salary per annum up to the Inland Revenue earnings cap. The normal employee contribution is 6 per cent but there is currently a pensions holiday on employee contributions which affects all staff. The pension scheme's main features in respect of Executive Directors are: normal retirement at age 60; pension at normal retirement age of two-thirds final salary subject to completion of 20 years' service (although Directors may retire early from age 55 with a reduction in pension); death-in-service payment of four times pensionable salary; spouse's pension of two-thirds Director's pension on death; discretionary payment of dependant's pension if there is no surviving spouse; pension increased by inflation by up to 5 per cent per annum; and, for Directors affected by the earnings cap, the Company may provide a pension on salary above the cap on a partially-funded basis.

Rick Sergel participates in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Benefits are calculated using formulae based on years of service and highest average compensation over five consecutive years. In line with many US plans, compensation covered includes salary, bonuses and incentive share awards. Normal retirement age is
65. Pursuant to the executive supplemental plan, however, unreduced benefits may be payable at age 55. The plans also provide for a spouse's pension, the actual value of which is based on the participant's age at death. Benefits from both plans are fixed and do not increase after retirement.

non-cash benefits: the Company provides competitive benefits such as a fully expensed car and private medical insurance to the Executive Directors.

service contracts: service contracts for Executive Directors are set at one year's notice. The application of longer contract periods at appointment, reducing after an initial period, is considered appropriate by the Board to recruit and retain key executives. In this regard, the initial period of Rick Sergel's contract is for a fixed period of three years, reducing to one year after 2002. Steven Holliday's contract is for a fixed period of two years, reducing to one year after one year of service.

Directors' remuneration

The remuneration of individual Directors for the year ended 31 March 2001 is set out below:







			Base salary		Annual	Benefits	Total emoluments
			and fees		bonus		000 GBP	(excluding pension)
			000 GBP		000 GBP			2000/01	1999/2000
										000 GBP	000 GBP
			----------		-------	--------	--------	----------

Chairman
James Ross (2)	120			-		-		120			98
(Non-executive
Director)

Executive Directors

David Jones		440			212		13		665			489

Roger Urwin		275			150		11		436			321

Stephen Box		300			142		13		455			348

Wob Gerretsen (3)	177			 34		48		259			348

Steven Holliday (4) 1			 -		-		  1			  -

Rick Sergel (5)	408			193		15		616			  5

Non-executive Directors
-----------------------
David Jefferies (6) -			-		-		-			 53
(former Chairman)

Bob Faircloth	 30			-		-		 30			 30

John Grant		 30			-		-		 30			 30

Paul Joskow (5)	 45			-		-		 45			  0

Richard Reynolds	 50			-		-		 50			 50

Malcolm Williamson (6)
			-			-		-		-			  8

			1,876			735		100		2,711			1,780




1.	Total cash bonus paid includes amount invested by Director in Share Match scheme and, in the case of Roger Urwin, an ex-gratia payment of 19,000 pounds in respect of dividends on
Matching Shares.
2.	Appointed to the Board on 1 March 1999. Appointed Chairman on 22 July 1999.
3.	Died on 19 October 2000: 36,427 pounds of his benefits is in respect of repatriation of personal property.
4.	Appointed to the Board on 30 March 2001.
5.	Appointed to the Board on 27 March 2000.
6.	Resigned from the Board on 22 July 1999.
The total remuneration of David Jones, the highest-paid Director during the year, was 665,440 pounds (1999/2000: 488,577 pounds).


Directors' interests in share options

Directors' interests in share options over the ordinary shares of National Grid are as follows (1):



		Options	Options	Options	Options	Exercise	Date		Expiry
		held		exercised	granted	held		price		from		date
		at 1		during	during	at 31		(p)		which
		April		the year	the year	March				exerci-
		2000						2001				sable
		------	-------	-------	-------	--------	-------	-------

David Jones
Executive	230,837	-		-		230,837	280.50	Sep 2000 	Sep. 2007
		146,906	-		-		146,906	375.75	Jun 2001  	Jun. 2008
		 44,045	-		-		 44,045	455.25	Jun 2002	Jun 2009
		     -	-		67,730	 67,730	531.50	Jun 2003	Jun 2010
Share Match (2)
		 22,304	-		-		 22,304	100.00	Sep 2000	Sep 2004
		  5,862	-		-		  5,862	100.00	Jun 2001	Jun 2005
		  5,930	-		-		  5,930	100.00	Jun 2002	Jun 2006
		      -	-		5,989		  5,989	100.00	Jun 2003	Jun 2007

Total		455,884	Nil		73,719	529,603

Roger Urwin
Executive	169,340	-		-		169,340	280.50	Sep 2000	Sep 2007
		 91,656	-		-		 91,656	375.75	Jun 2001	Jun 2008
		 22,098	-		-		 22,098	455.25	Jun 2002	Jun 2009
		      -	-		33,867	 33,867	531.50	Jun 2003	Jun 2010
Share Match (2)
		 16,059	16,059(3)	-		       -	100.00	Sep 2000	Sep 2004
		  4,047	-		-		  4,047	100.00	Jun 2001	Jun 2005
		  3,884	-		-		  3,884	100.00	Jun 2002	Jun 2006
			-	-		 3,859	  3,859	100.00	Jun 2003	Jun 2007
Sharesave	 10,648	10,648(4)	-		      -	162.00	Feb 2001	Aug 2001

Total		317,732	26,707	37,726	328,751

Stephen Box
Executive	160,427	-		-		160,427	280.50	Sep 2000	Sep 2007
		 93,147	-		-		 93,147	375.75	Jun 2001	Jun 2008
		 43,931	-		-		 43,931	455.25	Jun 2002	Jun 2009
			-	-		37,630	 37,630	531.50	Jun 2003	Jun 2010
Share Match(2)2,955	-		-		  2,955	100.00	Jun 2001	Jun 2005
		  3,844	-		-		  3,844	100.00	Jun 2002	Jun 2006
			-	-		 4,122	  4,122	100.00	Jun 2003	Jun 2007
Sharesave	  3,125	-		-		  3,125	312.00	Sep 2001	Feb 2002

Total		307,429	Nil		41,752	349,181

Steven Holliday (5)
Executive		-		-	150,000	150,000	540.00	Mar 2004  Mar 2011

Total			Nil		Nil	150,000	150,000

Rick Sergel
Executive		201,845	-	-		201,845	566.50	Mar 2003  Mar 2010

Total			201,845	Nil	Nil		201,845


1.	Wob Gerretsen died on 19 October 2000.
2.	Share Match options granted during the year relate to the annual bonus paid for the financial year ended 31 March 2000.
3.	The closing mid-market price of an ordinary share in National Grid on 29 March 2001, the date at which Roger Urwin exercised his Share Match grant was 540.0 pence. Roger
Urwin retained his shares.
4.	The closing mid-market price of an ordinary share in National Grid on 28 March 2001, the date at which Roger Urwin exercised his Sharesave options, was 539.0 pence.
Roger Urwin retained his shares.
5.	Steven Holliday was appointed to the Board on 30 March 2001.

The closing mid-price of a National Grid ordinary share on Friday 30 March 2001, the last day of trading in the 2000/01 financial year, was 544.0 pence. The range during the period
1 April 2000 to 31 March 2001 was 646.0 pence (high) and 479.5 pence (low).



Directors' beneficial interests

The Directors' beneficial interests (which include those of their families) in the ordinary shares of National Grid are shown below:


			Ordinary		Ordinary		Options over	Options over
			shares at		shares at		ordinary shares	ordinary shares
			31 March		1 April		at 31 March		at 1 April 2000
			2001			2000			2001
-----------------------------------------------------------------------------------------

James Ross		 19,000		  2,000			-			-
David Jones		110,050		106,457		529,603		455,884
Roger Urwin		144,539		115,517		328,751		317,732
Stephen Box		  6,552		  4,079		349,181		307,429
Steven Holliday		-			-		150,000			-
Rick Sergel		  1,257		    261		201,845		201,845
Bob Faircloth		-			-			-			-
John Grant		 10,000		 10,000			-			-
Paul Joskow		  5,000			-			-			-
Richard Reynolds	 10,000		 10,000			-			-




After the end of the financial year, Rick Sergel became aware that, as a result of investments by National Grid USA in National Grid ADRs under its 401(k) programme, he had acquired an interest in 24.355 ADRs on 24 April 2001.

There has been no other change in the beneficial interests of the Directors in the ordinary shares of National Grid between 1 April 2001 and 31 May 2001.

None of the Directors held any non-beneficial interests in the ordinary shares of National Grid.

Each of the Executive Directors (David Jones, Roger Urwin, Stephen Box, Steven Holliday and Rick Sergel) was, for Companies Act purposes, deemed to be a potential beneficiary under the NGG Qualifying Employee Share Ownership Trust (QUEST) and the NGG 1996 Employee Benefit Trust and thereby to have an interest in the 5,204,219 National Grid ordinary shares held by the QUEST and the 655,245 National Grid ordinary shares held by the 1996 Employee Benefit Trust as at 31 March 2001.


Non-executive Directors

Non-executive Directors receive an annual fee of GBP 25,000 with an additional GBP 5,000 payable for committee chairmanship. Richard Reynolds receives a fee of GBP 25,000 in respect of duties as a member of the Supervisory Board of Intelig. Paul Joskow receives a fee of $30,000 in respect of duties with National Grid USA. The Non-executive Chairman receives a fee of GBP 120,000.

Non-executive fees are determined by the Board subject to the limits applied by National Grid's Articles of Association.

Non-executive Directors do not have service contracts but have letters of engagement for periods of up to three years. No benefits are payable on termination.



NEW ENGLAND POWER COMPANY, NATIONAL GRID USA, MASSACHUSETTS ELECTRIC COMPANY, AND THE NARRAGANSETT ELECTRIC COMPANY

EXECUTIVE COMPENSATION

The following tables give information with respect to all compensation (whether paid directly by the relevant company or billed to it as hourly charges) for services in all capacities for the relevant company to or for the benefit of the Chief Executive Officer and the four other most highly compensated executive officers.


	NEP

         	SUMMARY COMPENSATION TABLE

	    							Long-Term
      	Annual Compensation (b)	   							Compensation
            	--------------------------							-------------------
 					Other		Restricted			Securities
Name and									Annual	& Deferred	 	Under 			All Other
Principal									Compensa-	Share				Lying		 LTIP		Compensa-
Position	Year			Salary		Bonus	tion		Awards			Options	 Payouts	tion
(a)				($)		($)(c)	($)(d) 	(e)				(#)		 ($)		($)(f)
----------	----			-------		------		---------		----------	-------------------
Peter G.	2001(g)		177,211		 30,270		12,175				0	     0	      0	432
Flynn (i)	2000(h) 	 40,997		107,889		 2,050				0	36,473	118,615	 90
President	1999			154,707		 74,812		 3,616			30,220			 46,464	359
	1998		 	 57,838		 29,383		 1,151			12,176	     0  	  6,864      75

Marc F.	2001(g)		118,010		 78,428		11,352			     0	35,886	      0	280
Mahoney(j)
Vice
President

Masheed H.	2001(g)		146,112		17,892		18,452			     0	     0           0	539
Rosenqvist	2000(h) 	 32,745		63,412		 1,637			     0	16,023	54,855	103
Vice 	1999			124,740		45,569		 2,538			17,671			     0	412
President	1998			113,697		44,654		 2,285			17,618			     0	366

James S.	2001(g)		130,137		39,862		18,649			     0	     0           0	204
Robinson	2000(h) 	 31,811		62,966		 1,625			     0	14,458	53,878	 42
Vice 	1999			115,920		42,415		 2,693			16,405			22,018	167
President 	1998			108,205		39,143		 2,510			17,734			13,641	149

Terry L.	2001(g)		124,951		15,992		16,787			     0	     0	     0	168
Schwennesen (j)
Vice
President


(a)	Certain officers of NEP are also officers of affiliate companies.

(b)	Includes deferred compensation in category and year earned.


(c)	The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, including related deferred compensation plan matches, special cash bonuses, and unrestricted shares under the incentive share plan.  See descriptions under Plan Summaries.

(d)	Includes amounts reimbursed by NEP for the payment of taxes on certain noncash benefits and NEP contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match.  See description under Plan Summaries.

(e)	The incentive share awards for the named executives who were also NEES executives (1998 - 1999) and the other named executives (in 1998 only) were in the form of restricted shares (with a five-year restriction) or deferred share equivalents, deferred for receipt for at least five years, at the executive?s option.  As cash dividends were declared, the number of deferred share equivalents increased as if the dividends were reinvested in shares.

(f)	Includes NEP contributions to life insurance.  See description under Plan Summaries.  The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by NEP.

(g)	Information is for fiscal year ending March 31, 2001.

(h)	Information is for the first calendar quarter of 2000 only.

(i)	Elected January 1999.
 (j)	Elected May 2000.


National Grid USA
SUMMARY COMPENSATION TABLE FOR 4/1/2000 THRU 3/31/2001

	      	Annual Compensation (b)
		--------------------------

Name and											    		Other 		All other
Principal											  		Annual	Compensation
Position				Year 			Salary	Bonus	  		Compensa-
(a)									(c)			tion (d)			(e)
----------				----			-------		------		---------		------

Richard P.				2001			$239,562		$177,513		$10,727			$850
Sergel
President
and CEO

John G.				2001			$201,996	 	$117,894		$14,988			$367			     0	35,886	      0	280Mahoney(j)
Cochrane
VP, CFO, and
Treasurer

Cheryl A.				2001			$133,805		$ 74,808		$ 9,329			$309
LaFleur
Sr. VP

Michael E.				2001			$112,539		$ 66,765		$ 7,502			$150
Jesanis
Executive
VP, and COO

Lawrence				2001			$ 29,945		$ 15,723		$ 2,643			$ 65
J. Reilly
Sr. VP &
Gen. Counsel

	(a)	Certain officers of National Grid USA are also officers of affiliate companies.
	(b)	Includes deferred compensation in category and year earned.
	(c)	The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, including related deferred compensation plan matches, special cash bonuses, and unrestricted shares under the incentive share plan.  See descriptions under Plan Summaries.
	(d)	Includes amounts reimbursed by National Grid USA for the payment of taxes on certain noncash benefits and
National Grid USA contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match.  See description under Plan Summaries.
	(e)	Includes National Grid USA contributions to life insurance.  See description under Plan Summaries.  The life insurance contribution is calculated based on the value of term life insurance for the named individuals. The premium costs for most of these policies have been or will be recovered by National Grid
USA.



Massachusetts Electric Company
SUMMARY COMPENSATION TABLE FOR 4/1/2000 THRU 3/31/2001

      	Annual Compensation (b)
            	--------------------------
 								Long-Term
								Compensation
								------------------
Name and										Other  	Securities	 	All other
Principal										Annual	Under	  			Compensa-
Position	Year 			Salary	Bonus			Compen-	Lying				tion
										sation	Options
(a)						(c)			(d) 	(#)				(e)
----------	------		----		-------		------		---------		------

Cheryl A.	2001			$81,456	$45,541	$5,679		0				$   188
LaFleur (f)
President

Lawrence J.	2001			$131,933	$69,275	$11,646		0				$   286
Reilly (g)
President

Nancy H.	2001		$159,376		$ 46,300		$ 8,542		0    			$   296
Sala
Sr. VP

Barbara	2001		$105,280	 	$ 83,399		$ 4,699		28,056			$60,286(h)
Hassan
Sr. VP

Robert H.	2001		$110,715		$ 53,446		$ 5,888		0				$   178
McLaren
Sr. VP

Christopher	2001		$103,520		$ 51,280		$ 5,140		0				$   117
E. Root
Sr. VP

(a)	Certain officers of Mass. Electric are also officers of affiliate companies.

(b)	Includes deferred compensation in category and year earned.

 (c)	The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, including related deferred compensation plan matches, special cash bonuses, and unrestricted shares under the incentive share plan.  See descriptions under Plan Summaries.

(d)	Includes amounts reimbursed by Mass. Electric for the payment of taxes on certain noncash benefits and
Mass. Electric contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match.  See description under Plan Summaries.

(e)	Includes Mass. Electric contributions to life insurance.  See description under Plan Summaries.  The life insurance contribution is calculated based on the value of term life insurance for the named individuals.
The premium costs for most of these policies have been or will be recovered by Mass. Electric.

(f)	Elected President as of January 1, 2001.

(g)	Resigned as President effective January 1, 2001 to become Senior Vice President and General Counsel of
National Grid USA.

(h)	Elected as of May 1, 2000.  All other compensation includes a lump sum payment of $60,090 charged to
Mass. Electric which was paid to Ms. Hassan in exchange for amending her change of control agreement with
Eastern Utilities Associates.


The Narragansett Electric Company
Summary Compensation Table for 4/1/2000 thru 3/31/2001

      	Annual Compensation (b)
            	--------------------------
 								Long-Term
								Compensation
								------------------
Name and									Other			Securities	  All other
Principal									Compensa-		Under			  Compensa-
Position	Year 			Salary	Bonus		tion			Lying			  tion
													Options
(a)						(c)		(d) 			(#)				(e)
----------	------		----		-------		------		---------		------

Cheryl A.	2001			$ 27,676	$15,473	$1,930		0				$   64
LaFleur (f)
President

Lawrence J.	2001			$ 66,813	$35,082	$5,898		0				$  145
Reilly (g)
President

Michael F.	2001			$134,475		$ 17,574		$ 5,954		0				$  225
Ryan
Exec.
VP

Barbara	2001			$ 41,116		$ 32,570		$ 1,835		10,958			$23,544(h)
Hassan
Sr. VP

Robert G.	2001			$103,776		$ 35,879		$ 5,627		0				$  175
Seega
VP

Ronald T.      2001	 	$ 88,849		    $ 31,924	$ 4,698	0			     $  115
Gerwatowski
Sr. Counsel

(a)	Certain officers of Narragansett are also officers of affiliate companies.
(b)	Includes deferred compensation in category and year earned.

 (c)	The bonus figure represents: cash bonuses under an incentive compensation plan, the all-employee goals program, the variable match of the incentive thrift plan, including related deferred compensation plan matches, special cash bonuses, and unrestricted shares under the incentive share plan.  See descriptions under Plan Summaries.

(d)	Includes amounts reimbursed by Narragansett for the payment of taxes on certain noncash benefits and
Narragansett contributions to the incentive thrift plan that are not bonus contributions including related deferred compensation plan match.  See description under Plan Summaries.

(e)	Includes Narragansett contributions to life insurance.  See description under Plan Summaries.  The life insurance contribution is calculated based on the value of term life insurance for the named individuals.
The premium costs for most of these policies have been or will be recovered by Narragansett.

(f)	Elected President as of January 1, 2001.

(g)	Resigned as President effective January 1, 2001 to become Senior Vice President and General Counsel of
National Grid USA.

	   (h)   Elected as of May 1, 2000.  All other compensation includes a lump sum payment
	         of $23,468 charged to Narragansett which was paid to Ms. Hassan in exchange for
	         amending her change of control agreement with Eastern Utilities Associates.




Directors? Compensation

	Members of the Boards of Directors of National Grid USA Companies who are employees of National Grid USA companies receive no fees for service on the Boards. Non-employee directors of NEP receive an annual retainer of $20,000 plus a meeting fee of $1,000 for each Board or committee meeting attended. The Chairman of the Nuclear Committee, Mr. Callan, receives $1,500 for each committee meeting he chairs.

Retirement Plans

	The following table shows estimated annual benefits payable to executive officers under the qualified pension plan and the supplemental retirement plan, assuming retirement at age 65 in 2001.

         	PENSION TABLE

Five-Year
Average	15 Years	20 Years	25 Years	30 Years	35 Years
Compensa-	  of 	   of 	   of 	   of 	   of
tion	Service	Service	Service	Service	Service
---------	--------	--------	--------	--------	--------
$100,000	$28,093	$36,790	$45,238	$53,685	$59,133
$150,000	$44,093	$57,790	$71,113	$84,435	$93,258
$200,000	$60,093	$78,790	$96,988	$115,185	$127,383
$250,000	$76,093	$99,790	$122,863	$145,935	$161,508
$300,000	$92,093	$120,790	$148,738	$176,685	$195,633
$350,000	$108,093	$141,790	$174,613	$207,435	$229,758
$400,000	$124,093	$162,790	$200,488	$238,185	$263,883
$450,000	$140,093	$183,790	$226,363	$268,935	$298,008
$500,000	$156,093	$204,790	$252,238	$299,685	$332,133





For purposes of the retirement plans, the credited years of service are listed next to each officer's name: Mr. Cochrane-19, Mr.Flynn-19, Mr. Gerwatwoski -14, Ms. Hassan-31, Mr. Jesanis-17, Ms. LaFleur-14, Mr. Mahoney-25, Mr. McLaren-26, Mr. Reilly-18, Mr. J. Robinson-13, Mr. Root-17, Ms. Rosenqvist-19, Mr. Ryan-6, Ms. Sala-31, Ms. Schwennesen-16, Mr. Seega-28, and Mr. Sergel-22.

	Benefits under the pension plans are computed using formulae based on percentages of highest average compensation computed over five consecutive years. The compensation covered by the pension plan includes salary, bonus, and incentive share awards.
The benefits listed in the pension table are not subject to deduction for Social Security and are shown without any joint and survivor benefits. If the participant elected at age 65 a 100 percent joint and survivor benefit with a spouse of the same age, the benefit shown would be reduced by approximately 16 percent.

	National Grid USA companies contribute the full cost of post-retirement health benefits for senior executives.


PAYMENTS UPON A CHANGE OF CONTROL AND TERMINATION OF EMPLOYMENT


National Grid USA is a party to Change in Control Agreements with Mr. Cochrane, Mr. Jesanis, and Ms. LaFleur dated March 1, 1998; one with Mr. Reilly dated February 25, 1997; and one with Mr. Flynn dated November 1, 1998, all of which remain in effect for 36 months beyond the month in which a (1) Change in Control of NEES (as defined in the Change in Control Agreement) or (2) Major Transaction (as defined in the Change in Control Agreement) occurs. In accordance with the terms of the Change in Control Agreements, if the Executive's employment is terminated without cause by the Company or for Good Reason (as defined in the Change in Control Agreement) by the Executive within 36 months following the event described in clause (1) or (2) National Grid USA will provide the Executive with the severance payments and benefits described below.

	The shareholder approval of the merger agreement with National Grid Group plc (May 1999) constituted a Major Transaction and the merger with National Grid Group plc on March 22, 2000 constituted a Change in Control. Accordingly, in the event the Executive's employment is terminated without cause by the Company or for Good
Reason by the Executive within 36 months following the month in which the Major Transaction or Change in Control occurred, the Executive will be entitled to receive (in addition to any compensation and benefits payable to the Executive through the Executive's Date of Termination (as defined in the Change in Control Agreement) according to the terms of said plans and any normal post-term compensation and benefits as they become due):
(1) in lieu of any other salary payments: a lump sum cash payment equal to two or three times the sum of (a) the higher of (i) the Executive's annual base salary in effect at the time of termination or (ii) the Executive's annual base compensation in effect immediately prior to the Change in Control or Major Transaction and
(b) the higher of (i) the average of the annual bonuses awarded him/her under the New England Electric System Companies? Senior Incentive Compensation Plan, New England Electric System Companies? Incentive Compensation Plan I, II or III and the Incentive Share Plan or successors of any such plans (collectively, the Incentive Plans) for the three performance years preceding the year in which the Executive's Date of Termination occurs or (ii) the average of the annual bonuses awarded him/her pursuant to the Incentive Plans for the three performance years preceding the year in which the Change in Control or Major Transaction occurred; (2) in addition to the retirement benefits to which the Executive is entitled, a lump sum cash payment equal to the excess of (a) the actuarial equivalent of the retirement pension which the Executive would have accrued under the terms of each Pension Plan
(as defined in the Change in Control Agreement) of National Grid USA (determined as if the Executive (i) were fully vested thereunder and had accumulated 24 or 36 additional months of service credit thereunder and (ii) had been credited under each Pension Plan during such 24 or 36 month period with compensation at the higher of (A) the Executive's compensation during the 12 months immediately preceding the Executive's Date of Termination or
(B) the Executive's compensation during the 12 months immediately preceding the Change in Control or Major Transaction) over (b) the actuarial equivalent of the retirement pension which the Executive had actually accrued pursuant to the provisions of each pension plan as of the Date of Termination; (3) the continuation of life, disability, accident and health insurance benefits substantially similar to those which the Executive had received prior to his/her Date of Termination for 24 or 36 months following the Date of Termination, reduced to the extent the Executive receives such benefits or such benefits are made available to the Executive from a subsequent employer, without cost to the Executive; (4) if the Executive would have otherwise been entitled to post-retirement health care or life insurance had the Executive employment terminated at any time during the 24 or 36 months following the Executive's Date of Termination such post-retirement health care and life insurance commencing on the later of (a) the date that such coverage would have first become available to the Executive and
(b) the date that the benefits described in clause (3) above terminate; and (5) the reimbursement of legal fees and expenses, if any, incurred by the Executive in disputing in good faith, any issue relating to the termination of the Executive's employment. Notwithstanding the above, the payments and benefits to be provided to the Executive will be reduced to the extent necessary to avoid imposition of the Excise Tax (as defined in the Change in Control Agreement) pursuant to Section 4999 of the Code; provided that such reduction would yield a greater result to the Executive than actual payment by the Executive of the Excise Tax.

	National Grid USA is also the successor to an Executive Severance Agreement between Barbara Hassan and Eastern Utilities Associates (EUA), dated December 18, 1995 and amended December 13, 1999 in anticipation of the merger between EUA and NEES. In accordance with the terms of her Agreement, if Ms. Hassan's employment is terminated without cause by the Company or for Good Reason (as defined in the Agreement) by Ms. Hassan within 36 months from the Change in Control
Ms. Hassan will be entitled to the severance payments and benefits described below.

	On April 19, 2000 EUA merged with National Grid USA. Accordingly, in the event, Ms. Hassan's employment is terminated without cause by the Company or for Good Reason by Ms. Hassan within 36 months from May 17, 1999 (the date deemed to be the date the Change in Control occurred under the Amendment to her Agreement), Ms. Hassan will be entitled to receive in addition to her normal post-term compensation and benefits as they become due: (1) a lump-sum cash benefit equal to the present value of the sum of: (a) the higher of (i) three times her annual base salary in effect at the time of her termination or (ii) her annual base salary in effect immediately prior to the Change in Control and (b) the higher of (i) her cash bonus award for the most recently completed plan year award or
(ii) her cash bonus award immediately prior to the Change in Control as if earned on her termination date, first anniversary of said termination date and the second anniversary of said termination date; (2) in addition to the retirement benefits to which Ms. Hassan is entitled, a lump sum cash payment equal to the present value of the additional annual pension payments which she would have accrued under the terms of each Pension Plan
(as defined in her Agreement) as if she were (a) fully vested thereunder and had accumulated 36 additional months of service credit and (b) had been credited under each Pension Plan during such 36 month period with compensation at the higher of (i) her compensation during the 12 months immediately preceding her Date of Termination or (ii) her compensation during the 12 months immediately preceding the Change in Control; (3) a lump sum cash payment equal to 3x the matching contribution which would have been credited to her by the Company under EUA or its successor's Savings Plan had she contributed the maximum salary deferral contribution allowable under Section 402 (g) of the Code for the calendar year in which her employment was terminated;
(4) through May 17, 2002, the continuation of life, medical and disability insurance benefit plans and programs which she was entitled to participate in immediately prior to the Change in Control at no greater cost to her than immediately prior to said Change in Control, reduced to the extent she receives such benefits from a subsequent employer; (5) the reimbursement of legal fees, if any, incurred by Ms. Hassan in connection with the interpretation or enforcement of her Agreement; and (6) if any payment or distribution by the Company or interest or penalty on such payment or distribution (Payment) is subject to the excise tax imposed pursuant to Section 4999 of the Code, a "gross-up" payment in an amount equal to the excise tax, including any interest or penalties imposed upon such Payment and applicable taxes thereon.

	National Grid USA is also a party to an Employment Agreement with Mr. Sergel dated March 22, 2000 which remains in effect for 36 months from March 22, 2000 plus as of March 22, 2002, one additional day and one additional day each day thereafter until either party notifies the other that the Employment Period shall not continue to be extended.

In accordance with the terms of Mr. Sergel's Employment
Agreement, if Mr. Sergel is terminated without cause or by Mr. Sergel for Good Reason (as defined in his Employment Agreement) Mr. Sergel will be entitled to receive (in addition to any normal post-term compensation and benefits) (1) a lump sum payment of: (a) any portion of his annual base salary through his Date of Termination
(as defined in his Employment Agreement) that had not been paid and
(b) a bonus amount under New England Electric System Companies' Senior Incentive Compensation Plan and Incentive Share Plan or successors of any such plans (collectively the Incentive Plans) representing the target Incentive Compensation (as defined in his Employment Agreement) for the year that would otherwise vest and/or become payable within the year in which his Date of Termination occurs, computed by assuming that the amount of all such target Incentive Compensation would be equal to the amount of such target Incentive Compensation that Mr. Sergel would have been eligible to earn for such period, and multiplying that amount by a fraction, the numerator of which is the number of days in such period through his Date of Termination, and the denominator of which is the total number of days in the relevant period; (c) any compensation previously deferred by the Executive that has not yet been paid; and (d) any accrued but unpaid Incentive
Compensation and/or vacation pay); (2) if Mr. Sergel's employment is terminated prior to May 22, 2002 or within 2 years following a Change in Control (as defined in his Employment Agreement), Mr. Sergel will receive the following benefits: (a) a lump sum cash payment equal to (i) 3x the sum of his annual base salary as if he had remained employed through said period; and
(ii) 3x the higher of the average of the annual bonuses awarded him under the Incentive Plans for the three years preceding
March 22, 2000 or the three years preceding his Date of Termination; (excluding stock options) (b) continuation for 36 months of (or the equivalent of, if such benefits can't be provided to Mr. Sergel under said plans or programs) (i) accrual of his supplemental retirement benefits (as defined in the Supplemental Retirement Incentive Plan)
(ii) all welfare benefit plans and programs provided to senior officers by the Company, including but not limited to medical, dental, prescription, disability, group life insurance, employee life insurance, accidental death and travel accident insurance, reduced to the extent Mr. Sergel receives such benefits from a subsequent employer without cost to him
(iii) all applicable incentive savings and retirement plans and programs provided to senior officers by the Company and (iv) all fringe benefits provided to senior officers of the Company (1);
(3) reimbursement of legal fees and expenses, if any, incurred by him in disputing in good faith, any issue relating to his termination of employment; (4) if any payment or distribution by the Company or interest or penalty on such payment or distribution (Payment) is subject to the excise tax as imposed pursuant to Section 4999 of the Code, a "gross-up" payment in an amount equal to the excise tax, including any interest or penalties imposed upon such Payment and applicable taxes thereon; and (5) any restrictions on restricted stock outstanding on Mr. Sergel's
Date of Termination shall lapse as of said date, any outstanding incentive compensation awards with vesting and/or payment contingent upon attainment of individual, Company, or affiliate performance goals shall, for purposes of awards considered short term by National Grid, be deemed satisfied at 90% of "Maximum" level and paid, in a lump sum cash payment within five (5) days of the Date of Termination, prorata for the portion of the performance year through the Date of Termination and all National Grid Options outstanding as of the Date of Termination under the Scheme shall be governed by the terms of the Scheme.





------------------
(1) If Mr. Sergel's employment is terminated after May 22, 2002 but before a Change in Control or more than two years following a Change in Control, Mr. Sergel will receive all of the benefits described in (2)(a) and (b) above, except he will receive the equivalent of 18 months of benefits rather than 36 months of benefits.



Upon a Change in Control a participant in the deferred compensation plan has the option of receiving a full distribution of the participant?s cash and share accounts and the actuarial value of future benefits from the insurance related benefits under a prior plan, all less 10 percent.

NEES' bonus plans, including the Incentive Plans, the Incentive Thrift Plan, and the Goals Program, provided for payments equal to the average of the bonuses for the three prior years in the event of a Change of Control. These payments would be made in lieu of the regular bonuses for the year in which the Change in Control occurs. These payments were triggered upon the merger with National Grid and are reflected in the NEP
Summary Compensation Table in the bonus column for 2000.
The Long-Term Performance Share Award Plan provided for a cash payment equal to the value of the performance shares in the participants? account times the average target achievement percentage for the Incentive Thrift Plan for the three prior years. This payment was triggered upon the merger with National Grid and is reflected in the NEP Summary Compensation Table in the LTIP Payouts column for 2000. The Retirees Health and Life Insurance Plan has provisions preventing changes in benefits adverse to the participants for three years following a Change in Control.

	PLAN SUMMARIES

A brief description of the various plans through which compensation and benefits have been provided to the named executive officers is presented below to better enable shareholders to understand the information presented in the tables shown earlier.
The amounts of compensation and benefits provided to the named executive officers under the plans described below (and charged to the relevant companies) are presented in the Summary Compensation Tables.

Goals Program

 The Goals cash bonus program is a broad-based, all-employee bonus program, which focuses employees on both the financial performance of the Company and operational performance in key categories such as reliability, customer satisfaction and safety. Payout levels vary depending on both financial performance and the number of goals achieved in each work location and function. Assuming the minimum financial goal is met, and depending upon the number of other goals attained, an employee may earn a cash bonus of between 0.8% and 4.5% of their eligible pay.

Incentive Thrift Plan

	The Incentive Thrift Plan permits eligible employees to contribute up to 20% of their pay on a on a pre-tax basis into the plan (subject to legal limits), and to receive a Company matching contribution of up to 5% of their base pay provided the employee contributes at least 6% of her or his base pay into the plan. Under Internal Revenue Code rules, annual salary deferrals could not exceed $10,500 during calendar years 2000 or 2001, and compensation taken into account for determining deferrals could not exceed $170,000. Consequently, matching contributions were capped at $8,500. Matching contributions are shown under Other Annual Compensation in the Summary Compensation Tables.


Deferred Compensation Plan

The Deferred Compensation Plan offers executives the opportunity to defer bonuses and/or a portion of base pay until a later elected date. The plan offers returns on deferrals based upon either the prime rate, the S&P 500 Index, or parent company securities. In addition, the Company credits executives under the Deferred Compensation Plan with the amount of matching contribution that the executive was unable to contribute under the Incentive Thrift Plan due to the $170,000 compensation limit, determined by presuming a maximum executive deferral of $10,500. For calendar years
2000 and 2001 the maximum make-up contribution was approximately $250.

Life Insurance

	Executives are offered life insurance funded by individual policies with death benefits of either two or three times the participant's annual salary depending upon the executive's level. These policies are structured in a manner that the employing company will recoup the premiums it has made into the policies at a later date. This program is under review due to a recently released Internal Revenue Service Notice on the subject matter.

Incentive Compensation Plan

There are two bonus plans applicable to executives, the Incentive Compensation Plan and the Incentive Share Plan. The former awards cash bonuses tied to the achievement of financial results and which are closely aligned with the company's strategic objectives. Annual financial targets and individual goals are established each year. In addition, depending upon the level of bonus awarded under the Incentive Compensation Plan, executives receive an award in the form of parent company securities under the Incentive Share Plan. If no cash bonus is paid, no Incentive Share Plan bonus is paid. For 2000, executives received incentive compensation bonuses under Change in Control provisions under the plans.

Financial Counseling

	National Grid USA companies pay for personal financial counseling for certain senior executives. As required by the Internal Revenue Service, a portion of the value of services is reported as taxable income to the executive.

Stock Option Plan

	For description, please see the Option Grant and Fiscal Year-End Option Values tables.







OPTION GRANTS IN LAST FISCAL YEAR
----------------------------------


											Potential Realizable
											Value At Assumed
											Annual Rates of Stock
	Individual Grants							Price Appreciation
											For Option Term
---------------------------------------------------------------------------------

						Percent Of
				Number of	Options
				Securities	Granted
				Underlying	To		Exercise
				Option	Employees	Of Base	Expi-
				Granted	In Fiscal	Price		ration
				(#)		Year		($/Sh)	Date	  5%($)	10 % ($)
---------------------------------------------------------------------------------

Barbara Hassan	39,014	22%		7.80		July 2010	191,392   485,026

Marc F. Mahoney	35,886	20%		7.80		July 2010	176,047   446,139




	In July 2000, National Grid granted stock options to Ms. Hassan and Mr. Mahoney. The exercise price is 7.80 dollars (the mid market price on the day before the grant of the options) per share of National Grid stock. The options are for National Grid shares listed on the London Stock Exchange - not National Grid ADRs, each ADR being equal to 5 shares. The exercise price is 5.26 GBP and was converted to dollars for this table using a conversion of 1 GBP to 1.483 dollars. The options are not vested for 3 years and lapse after 10 years. The number of stock options granted was a multiple of base pay ranging from 1 to 3 times base pay. The exercise of executive share options granted during the year is subject to National Grid's total shareholder return (TSR) relative to that of a comparator group of UK and US companies. No options are exercisable unless National Grid achieves median TSR performance against the comparator group.




NEW ENGLAND POWER COMPANY

	FISCAL YEAR-END OPTION VALUES
	--------------------------------------

				Number of					Value of
				Securities					Unexercised
				Underlying					In-the-Money
				Unexercised					Options at
				Options at					3/31/01 ($)(a)(b)
Name				3/31/01 (#)(a)
------------------------------------------------------------------------------------
Peter G. Flynn		36,473(C)					0
Marc F. Mahoney		35,886					$9,579
Masheed H. Rosenqvist 	16,023					0
James S. Robinson		14,458					0
Terry L. Schwennesen	14,315					0



(a)	All of these options are unexercisable as they do not
vest until 2003.

(b)	The dollar value for Mr. Mahoney was calculated as the
difference between the exercise price (5.26 GBP) and
the share price at fiscal year end (5.44 GBP)
multiplied by the number of options and then converted
to dollars using the ratio of 1 GBP to 1.483 dollars.
 The exercise price for the options of the other
executives is 5.665 GBP and were not in-the-money.

	(c)	Mr. Flynn holds a total of 38,900 options, however
		only 36,473 were allocated as compensation paid by
		NEP.


NATIONAL GRID USA

	FISCAL YEAR-END OPTION VALUES
	--------------------------------------

				Number of					Value of
				Securities					Unexercised
				Underlying					In-the-Money
				Unexercised					Options at
				Options at					3/31/01 ($)(b)
Name				3/31/01 (#)(a),(b)
------------------------------------------------------------------------------------

John G. Cochrane		42,284					0
Michael E. Jesanis	27,814					0
Cheryl A. LaFleur		35,640					0
Lawrence J. Reilly	 8,025 					0
Richard P. Sergel		76,905 					0




(a)	In total, Mr. Cochrane holds 49,032 options, Mr. Jesanis
holds 77,861 options, Ms. LaFleur holds 73,344 options, Mr.
Reilly holds 63,996 options and Mr. Sergel holds 201,845
options.  However, only the number shown in the column was
allocated as compensation paid by National Grid USA.

(b) 	All of these options are unexercisable as they do not
vest until 2003.


MASSACHUSETTS ELECTRIC COMPANY

	FISCAL YEAR-END OPTION VALUES
	--------------------------------------

					Number of					Value of
					Securities					Unexercised
					Underlying					In-the-Money
					Unexercised					Options at
					Options at					3/31/01 ($)(b)
Name					3/31/01 (#)(a), (b)
------------------------------------------------------------------------------------

Barbara A. Hassan 		28,056					$7,489(c)
Cheryl A. LaFleur			21,697					0
Robert H. McLaren			24,024	 				0
Lawrence J. Reilly		35,355					0
Christopher E. Root		22,573					0
Nancy H. Sala			35,010					0


	(a)	In total, Ms. Hassan holds 40,154 options, Ms. LaFleur holds 73,344
		options, Mr. McLaren holds 35,588 options, Mr. Reilly holds 63,996
		options, Mr. Root holds 40,037 options and Ms. Sala holds 35,017
		options.  However, only the number shown in the column was allocate as
		compensation paid by Massachusetts Electric.

   (b)	All of these options are unexercisable as they do not vest
		until 2003.

   (c)	The dollar value for Ms. Hassan was calculated as the
		difference between the exercise price (5.26 GBP) and the
		share price at fiscal year end (5.44 GBP) multiplied by the
		number of options and then converted to dollars using the
		ratio of 1 GBP to 1.483 dollars.  The exercise price for the
		options of the other executives is 5.665 GBP and were not
		in-the-money.






THE NARRAGANSETT ELECTRIC COMPANY

	FISCAL YEAR-END OPTION VALUES
	--------------------------------------

					Number of					Value of
					Securities					Unexercised
					Underlying					In-the-Money
					Unexercised					Options at
					Options at					3/31/01 ($)(b)
Name					3/31/01 (#)(a), (b)
------------------------------------------------------------------------------------

Ronald T. Gerwatowski		 9,699					0
Barbara A. Hassan 		10,958					$2,925(c)
Cheryl A. LaFleur			 7,372					0
Lawrence J. Reilly		17,904					0
Michael F. Ryan			14,679					0
Robert G. Seega			11,398					0


(a)	In total, Mr. Gerwatowski holds 14,382 options, Ms. Hassan holds 40,154 options, Ms. LaFleur holds 73,344 options and Mr. Reilly holds 63,996 options.  However, only the number shown in the column was allocated as compensation paid by Narragansett Electric.

(b)	All of these options are unexercisable as they do not vest until
	2003.

(c)	The dollar value for Ms. Hassan was calculated as the difference between the exercise price (5.26 GBP) and the share price at fiscal year end (5.44 GBP) multiplied by the number of options and then converted to dollars using the ratio of 1 GBP to 1.483
dollars.  The exercise price for the options of the other
executives is 5.665 GBP and were not in-the-money.






SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

National Grid USA owns 99.6 percent of the voting securities of NEP.

The following table lists the holdings of National Grid American
Depositary Receipts (ADRs) as of June 1, 2001 by the directors, the executive officers named in the Summary Compensation Tables. All of the ADRs are held through the Incentive Thrift Plan described above.




	Name					ADRs Beneficially Owned
----					-----------------------

	L. Joseph Callan				   	    0
	John G. Cochrane					  297
	Peter G. Flynn					2,990
	Ronald T. Gerwatowski				  196
	Barbara Hassan					  184
	Michael E. Jesanis			  	  351
	Cheryl A. LaFleur					  304
	Marc F. Mahoney				  	  178
	Robert G. Powderly			  	  235
	Lawrence J. Reilly				  291
	James S. Robinson			 	  	  409
	Christopher E. Root				  262
	Masheed H. Rosenqvist		       	  216
	Michael F. Ryan					  166
	Nancy H. Sala					  236
	Terry L. Schwennesen		   	  	  198
	Robert G. Seega					1,372
	Richard P. Sergel			        	  276
	Philip R. Sharp				    	    0




	Item 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

(1) None. Payments are made to certain employees and other persons, who may act in the capacities enumerated in Item 7 for services rendered or materials purchased, but such payments are not contributions.

(2)  Year Ended March 31, 2001.



Accounts Charged,
if any, per Books
Purpose	of Disbursing
Name of Recipient or Beneficiary	  (A)  	Company          	Amount
-------------------------------	-------	-----------------
Name of Company
---------------

	National Grid Group plc
	-----------------------

	Confederation of British Industry	National Grid Group plc	$ 40,398
	Others (3)	(B) 	National Grid Group plc	$  5,744
	Others (2)	(C)	National Grid Group plc	$137,182







Accounts Charged,
if any, per Books
Purpose	of Disbursing
Name of Recipient or Beneficiary	  (A)  	Company          	Amount
-------------------------------	-------	-----------------	------
Name of Company
---------------

NEP
---
Joyce & Joyce 	(D)	426.40		$53,150.00
Gallagher, Callahan & Gartrell	(D)	426.40		$48,193.00
Choate, Hall & Stewart	(D)	426.40		$41,719.00
Gary A. Hale	(D)	426.40		$20,960.00
Alliance for Competitive Energy	 -	426.40		$22,053.00
American Continental Group	 -	426.40		$22,371.00
Other (5)	 -	426.40		$15,913.00
Other (3)	 -	930.20		$ 1,886.00

	National Grid USA Service Company, Inc.
	---------------------------------------
	Edison Electric Institute	 -	426.40		$113,810.00
	Edison Electric Institute	 -	930.20		$477,307.00
	Harvard University Electricity	 -
		Policy Group		930.20		$ 40,000.00

	National Grid USA
	-----------------
	Mass. Business Roundtable	 -	930.20		$11,400.00
	Other (1)	 -	930.20		$ 9,094.00
	Other (2)	 -	426.40		$ 3,100.00

	Mass Electric
	-------------
	Other (8)	 -	426.10		$ 4,895.00
	Joyce & Joyce 	(D)	426.40		$53,150.00
	Other (2)	 -	426.40		$ 3,209.02
	Mass Insight	 - 	930.20		$25,000.00
	Other (8)	 -	930.20		$31,604.91

	Narragansett Electric Company
	-----------------------------
	Other (2)	 -	426.10		$ 5,500.00
	Save the Bay	 - 	426.10		$10,000.00
	John G. Coffey, Esq.	(D)	426.40		$20,000.00
	McMahon-Preston Comm.	(D)	426.40		$47,789.67
	Other (2)	 -	426.40		$ 1,074.45
	Other (3)	 -	930.20		$ 6,195.92

	Granite State Electric
	----------------------
	Other (3)	 -	426.10		$ 1,135.00
	Gallagher, Callahan & Gartrell	(D)	426.40		$48,192.83
	Other (2)	 -	426.40		$   124.51
	Other (4)	 -	930.20		$ 3,443.63


	Nantucket Electric Company
	--------------------------
	Other (2)	 -	426.40		$    37.03
	Other (3)	 -	930.20		$   213.55

--------------------

(A)	All such payments, unless otherwise noted, were subscriptions, dues, and/or contributions.
(B)	Payments made to business forums in the United Kingdom.
(C)	Payments for consultancy services in the United Kingdom and European Union provided by public affairs consultants.  Services do not include direct lobbying on behalf of
National Grid Group plc or its subsidiaries.
(D)	Payments for legislative services.




Item 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS
    Part I.

Serving	Receiving	Compensation
Transaction	Company	Company  	FY 2001
-----------	-------	---------	------------

Phase I Terminal Facility
 Support Agreement (1)	NEET	   NEP	$1,550,880

Phase II Massachusetts Transmission	NEHTEC	   NEP	$ -0-
 Facilities Support Agreement (2)

Phase II New Hampshire Transmission	NEHTC	   NEP	$ -0-
 Facilities Support Agreement (3)

--------------

(1) Agreement dated 12/1/81 as amended was in effect at 3/31/01.
(2) Agreement dated 6/1/85 as amended was in effect at 3/31/01.
(3) Agreement dated 6/1/85 as amended was in effect at 3/31/01.


    Part II.

See Item 6, Part III.


    Part III.

None.

Item 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

(a)	National Grid Holdings Limited ("National Grid Holdings"), a company organised under the laws of England and Wales whose location and business address is at 15 Marylebone Road, London NW1 5JD, England, is a foreign utility company and is the only EWG or foreign utility company in the National Grid system.

National Grid Holdings has the principal active subsidiaries listed below. In addition to the active subsidiaries listed below, National Grid Holdings has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realised) that are not included herein. Except as noted, all the entities listed below are organised under the laws of England and Wales.

1.	The National Grid Company plc ("NGC") is the electricity transmission company in England and Wales. As a transmission asset owner, NGC provides a transmission service on a for-profit, non-discriminatory basis and maintains and makes improvements to optimise access to the transmission system of England and Wales. As system operator, it also matches generation and demand on the transmission system in real time through a balancing services activity, and procures ancillary services to ensure network security and stability. NGC is subject to regulatory controls overseen by the United Kingdom regulator, The Office of Gas and Electricity Markets, in respect of its transmission asset owner activities and its system operator activities.

1.1	Elexon Limited ("Elexon") carries on the business of implementing the Balancing and Settlement Code ("BSC"), as established under NGC's transmission licence, on a non-profit basis. Although, NGC is the registered owner of Elexon's shares, under the terms of the BSC Elexon has ceased to be controlled by National Grid.

1.2	NGC Leasing Limited is engaged in the leasing of motor vehicles for use by employees of the National Grid group.

1.3	NGC Properties Limited owns and develops property that is not used for the operation of the transmission system in England and Wales, usually with a view toward eventual sale.

2.	EnMO Limited, in which National Grid Holdings owns 75%, was formed to operate the final day (balancing) gas market in Great Britain.

3.	NGG Telecoms Holdings Limited is an intermediate holding company.

4.	National Grid One Limited provides financial management services to
National Grid group companies.

5.	National Grid Two Limited provides financial management services to
National Grid group companies.

6.	National Grid Four Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.

7.	National Grid Insurance Limited is a company organised in Guernsey in connection with the self-insured retention of NGC's transmission assets.
 National Grid Holdings holds all of the ordinary shares of National
Grid Insurance Limited and an unaffiliated bank holds its preference shares remaining in issue.

8.	National Grid Gold Limited provides financial management services to
National Grid group companies.

9.	National Grid Jersey Holdings Two Limited is a company organised under the laws of Jersey and is a former holding company.

10.	National Grid Jersey Holdings Three Limited is a company organised under the laws of Jersey and is a holding company for National Grid's interest in Myutility.com, Inc.

10.1	Myutility.com Inc, in which National Grid Jersey Holdings Three
Limited has a 10% interest, is a company organised under the laws of the state of Delaware and is engaged in the provision of on-
line energy saving solutions.
11.	National Grid Jersey Holdings Four Limited is a company organised under the laws of Jersey and is the holding company for National Grid's interest in Gridcom Limited.
11.1	Gridcom Limited is a company engaged in the business of installing and maintaining telecommunications equipment on the United Kingdom electricity transmission network.
12.	National Grid Jersey Holdings Five Limited, a company organised under the laws of Jersey, is an intermediate holding company for part of National
Grid Holdings' interest in Energis plc.
12.1	National Grid Three Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc,
12.1.1	NGG Telecoms Limited is an intermediate holding company.
12.1.1.1	Energis plc, in which the National Grid
group has an economic interest in 33.289%,
is a company listed on the Official List of
the London Stock Exchange and on NASDAQ and
is the parent company of the Energis group.
 Further information about Energis plc's
business and subsidiaries is contained in
its Form 20-F dated 11 September 2000 SEC
file number 0-29552.
13.	NGG Telecoms Investments Limited is a holding company for part of National
Grid Holding's investment in Energis plc.
14.	National Grid Five Limited is an intermediate holding company.
14.1	NGC Two Limited is an intermediate holding company and business development vehicle.
14.1.1	The National Grid Investments Company is an unlimited
company and carries on business as an investment
company.
14.2	National Grid Six Limited provides financial management services to
National Grid group companies.
14.3	NatGrid Finance Holdings Limited provides financial management services to National Grid group companies.
14.3.1	NatGrid Finance Limited provides financial management
services to National Grid group companies.
14.3.1.1	NG Jersey Limited is a company organised in
Jersey which provides financial management
services to National Grid group companies.
14.3.1.2	NG Investments Limited is a company organised in
Jersey which provides financial management
services to National Grid group companies.
14.3.1.2.1	NatGrid Investments Limited provides
financial management services to National
Grid group companies.
14.4	National Grid International Limited is the intermediate holding company for a number of National Grid Holding's current or planned investments outside the United Kingdom, including operations in
South America, India, Africa, Continental Europe and the US.
National Grid International Limited has seven active direct
subsidiaries, a number of indirect subsidiaries and is a limited partner in a limited liability partnership, as follows:
14.4.1	National Grid Overseas Limited is an intermediate
holding company.
14.4.1.1	National Grid Overseas Two Limited is a former
intermediate holding company.
14.4.2	National Grid Seven Limited is an intermediate holding
company for all of the South American and African
interests held by National Grid Holdings.
14.4.2.1	National Grid Holdings B.V. is organised in the
Netherlands and is a holding company for National
Grid Holdings' operations in Brazil, Chile,
Argentina and Zambia.
14.4.2.1.1	National Grid Brazil B.V., a company
organised in the Netherlands, is a holding
company for National Grid's investment in
JVCO Participacoes Ltda.
14.4.2.1.1.1	JVCO Participacoes Ltda, of
which National Grid Brazil B.V.
owns 50%, is a company
organised under the laws of
Brazil and is a
telecommunications joint
venture vehicle for the
National Grid group, France
Telecom and Sprint Corporation.


14.4.2.1.1.1.1	Holdco Participacoes Ltda
("Holdco") is a company
organised under the laws of
Brazil and is a 100% subsidiary
of JVCO Participacoes Ltda.
Holdco is a joint venture
vehicle for the National Grid
groups' Brazilian telecom
operations
14.4.2.1.1.1.1.1	Intelig
Telecommun-
ications Ltda
("Intelig") is a
company organised
under the laws of
Brazil and is a
100% subsidiary of
Holdco. Intelig is
engaged in
telecommunications
in Brazil.
14.4.2.1.2	National Grid Zambia B.V., a company formed
under the laws of the Netherlands, is a
holding company for National Grid group's
interest in Copperbelt Energy Corporation
plc ("Copperbelt").
14.4.2.1.2.1	Copperbelt, a Zambian
corporation, is some 38.60% owned by
National Grid Zambia B.V. and is
engaged in generating, buying,
selling and transmitting electricity
to meet the needs of the copper
mining region of Zambia.  Another
unrelated registered holding company,
CINergy, also owns a significant
interest in Copperbelt.
14.4.2.1.3	National Grid Finance BV is a company
formed under the laws of the Netherlands
that serves as a holding company for
National Grid's electricity transmission
operations in Argentina.
14.4.2.1.3.1	Compania Inversora En
Transmicion Electrica Citelec
S.A. ("Citelec") is a company
organised under the laws of
Argentina and in which the
National Grid group holds a
42.5% interest.  Citelec is a
holding company for the
Transener business.
14.4.2.1.3.1.1	Compania de Transporte
de Energia Electrica en
Alta Tension Transener
S.A. ("Transener"), in
which Citelec holds an
approximately 65%
interest, is a company
organised under the laws
of Argentina and is the
owner of the primary
electricity transmission
system that services
Argentina.
14.4.2.1.3.1.1.1	Empresa de
Transporte de
Energia Electrica
por Distribucion
Troncal de la
Provincia de
Buenos Aires
Sociedad Anonima
("Transba"), a
company organised
under the laws of
Argentina, is a
regional
transmission
system owner in
Argentina.
Transba is 90%
owned by
Transener.
14.4.2.1.4	National Grid Brazil Finance is an
unlimited company and carries on business
as an investment company.
14.4.2.1.5	National Grid Poland B.V. is a company
formed under the laws of the Netherlands
and will be the holding company for the
National Grid group's 23.75% interest in
Energis Polska Sp. z o.o. (formerly NG
Koleje Telekomunikacja Sp. z o. o.), a
Polish telecommunications joint venture
(which interest was, on 31 March 2001, held
by National Grid International Limited).
14.4.2.1.6	National Grid Holland Limited is an
investment company.
14.4.2.1.7	National Grid Manquehue B.V. ("Manquehue
BV") is a holding company organised under
the laws of the Netherlands and holds
National Grid's investment in Manquehue Net
S.A.
14.4.2.1.7.1	Manquehue Net S.A. ("Manquehue
Net") is a holding company
organised under the laws of
Chile and is 30% owned by
Manquehue BV.  Manquehue Net
holds a 30.1% interest in
Silica Net S.A. and a 30.1%
interest in SCC Uno S.A.
14.4.2.1.7.1.1	Silica Net S.A. is a
holding company
organised under the laws
of Chile and holds a
99.9% interest in Silica
Networks Chile SA and a
99.9% interest in Silica
Networks Argentina S.A.
14.4.2.1.7.1.1.1	Silica Networks
Chile S.A.
("Silica Networks
Chile") is a
company organised
under the laws of
Chile and is
engaged in
developing a
telecommunications
network in Chile
and, together with
Silica Networks
Argentina, a
network between
Chile and
Argentina.
14.4.2.1.8	National Grid Chile BV ("Chile BV") is a
holding company organised under the laws of
the Netherlands and is the holding company
for National Grid's interests in Silica Net
S.A and SCC Uno S.A.
14.4.2.1.8.1	SCC Uno S.A. ("SCC") is a
holding company organised under
the laws of Chile and holds
interests in both Silica
Networks Chile (0.1%) and
Silica Networks Argentina S.A.
(0.1%).  SCC is owned 50% by
Chile BV and 30.1% by Manquehue
Net.
14.4.2.1.8.1.1	Silica Networks
Argentina S.A. is a
company incorporated
under the laws of
Argentina and owned
99.9% by Silica Net S.A.
and 0.1% by SCC and
engaged in the business
of developing a
telecommunications
network in Argentina
and, together with
Silica Networks Chile, a
network between
Argentina and Chile.
14.4.3	National Grid (Isle of Man) Limited is a
holding company and is organised under the
laws of the Isle of Man.
14.4.3.1	Manx Cable Company Limited, in which
National Grid (Isle of Man) Limited
owns 50%, is organised under the laws
of the Isle of Man and was
established for the purpose of
developing an undersea electrical
connector between England and the
Isle of Man.  It is a joint venture
with the Manx Electricity Authority.
14.4.4	Energis Polska Sp. z o.o. (formerly NG
Koleje Telekomunikacja Sp. z o.o.) in which
National Grid International Limited held on
31 March 2001 a 23.75% interest, is
organised under the laws of Poland, and is
a joint venture vehicle with Energis plc
and other local partners involved in
telecommunications activities in Poland.
14.4.5	National Grid Indus B.V. is a company
organised under the laws of the Netherlands
and resident in the United Kingdom and is a
business development vehicle.
14.4.6	NG Australia GP Pty Limited is a company
organised under the laws of Capital
Territory, Australia and carries on the
business of general partner in National
Grid  Australia LLP.
14.4.7	NG Australia LLP is a limited liability
partnership established under the laws of
the state of Victoria, Australia by
National Grid Australia GP Pty Limited as
general partner and National Grid
International Limited as limited partner
for the purpose of acquiring and holding
investments.
14.4.7.1	National Grid Australia Pty Limited
is a company organised under the laws
of Capital Territory, Australia as a
holding company for National Grid
Australia LLP's investment in
Basslink Pty Limited.
14.4.7.1.1	Basslink Pty Limited is a
company organised under the
laws of Capital Territory,
Australia and engaged in
development of an electrical
interconnector between the
Australian states of Tasmania
and Victoria.
14.4.8	NG Procurement Holdings Limited is an
intermediate holding company.
14.4.8.1	National Grid Procurement B.V. is a
holding company organised in the
Netherlands and holds the National
Grid's interest of approximately 7.5%
in Eutilia N.V., a company engaged in
the development of an electronic
business to business supply for goods
and services to the European
utilities sector.  Eutilia N.V. is a
joint venture involving a number of
European utilities companies.

The following system companies* have interests in National Grid Holdings:-

Name of Company	Description of Interest

National Grid Group plc	99,999,999 ordinary shares of 1 GBP
each
* one ordinary share of 1 GBP is owned by NGC Nominees Limited and 1000 A ordinary shares of 1 GBP each are owned by National Grid One Limited.
(b)	The aggregate amount of capital invested directly or indirectly by
National Grid Group plc in National Grid Holdings Limited is
$3,488,200,000, which is more particularly described as follows:

Type	Amount
----	------

Common stock investment in	$1,751,700,000
National Grid Holdings
Loans made to National Grid	$1,076,200,000
Holdings and its subsidiaries
Guarantees of National Grid 	$660,300,000
Holdings and its subsidiaries
by National Grid Group plc
	------------------
	$3,488,200,000

As at 31 March 2001, there was no debt or other financial obligation of
National Grid Holdings for which there is recourse, directly or indirectly to National Grid Group plc or another system company (other than an exempt wholesale generator (EWG) or foreign utility company (FUCO)).
	As at 31 March 2001, there was no direct or indirect guarantee of a security of National Grid Holdings by National Grid Group plc.
During the reporting period there were no transfers of assets from any system company (other than an EWG or FUCO) to National Grid Holdings.
(c)	The ratio of debt to common equity for the National Grid Holdings group of companies is:


Debt  	=	$ 3,646,800,000*	=	1.04
----		------------------
Common		$ 3,498,600,000*
Equity

The net income of the National Grid Holdings group of companies for the reporting period ended 31 March 2001 is $1,035,600,000*

* All figures under US GAAP

(d)	None.

Part II

Please see the organisational chart submitted as Exhibit G. Please see the financial data included within Item 10 and Exhibits.

Part III

The aggregate investment of National Grid Group plc in EWGs and foreign utility companies is $3,488,200,000.

The ratio of the aggregate investment to the aggregate capital investment of National Grid Group plc in its domestic public utility subsidiary companies is:

Investment in foreign utility companies
in accordance with Rule 24.				3,488,200,000
						--------------	= 1.01
Investment in domestic public utility
subsidiary companies 					3,438,030,000


Item 9A.

U5S - supplementary information required under Section III.B.4 of the SEC Order dated March 15, 2000

(1)	The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by National Grid General Partnership (a) as a result of any Merger-Related Debt; and (b) as a result of any other income source or expense.

(a) National Grid General Partnership ("NGGP") incurred debt in the amount of $2,680 million for the purpose of financing the acquisition of New England Electric System ("NEES") and Eastern Utilities Associates ("EUA"). NGGP incurred no other debt for other purposes. This debt is referred to as "acquisition related debt" in Section A, Step 3 of the National Grid General Partnership and Affiliated U.S. Corporations Form of Federal and State Income Tax Allocation Agreement dated December 28, 2000. Merger-Related Debt in the Commission's March 15, 2000 order referred only to National Grid's bank borrowings incurred to finance the NEES acquisition. The acquisition related debt produced tax credits for NGGP in the amount of $60.382 million.



(b) NGGP incurred no other material income tax credit or liability as a result of any other income source or expense.

(2)	A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of National Grid General Partnership's interest costs and any assumptions used in the calculation.

The total income tax credit was calculated by determining the total amount of interest paid by National Grid General Partnership ($219,510,665), and adjusting this figure by $46.991 million in accordance with applicable Internal Revenue Regulations to arrive at the deductible amount. The tax credit was calculated at the federal tax rate of 35%.


											Total
			$m
-----------------------------------------------------------------------
Total interest paid		219.511
Adjustment		(46.991)
Deductible interest		172.520
Tax credit at 35%		 60.382


(3) 	A description of how any Merger-Related Debt flows through all
Intermediate Holding Companies.

The Merger-Related Debt, as defined in section I.B.2 of the SEC Order, was $1.35 billion, under Facility A of the Bank Credit Facility also defined in that section. Other funding was provided by National Grid in the amount of $1.33 billion in respect of debt funding and a further $1,320,358,650 in respect of equity funding. This includes funding for the acquisition of EUA. The full amount of this funding totalled $4,000,358,650.

The funding flowed through the Intermediate Holding Companies as follows:

(a) $3,964.5 million was loaned by National Grid Group plc ("NGG") to National Grid (US) Holdings Ltd ("NGUSH"), and the remainder was subscribed for stock in NGUSH.

(b) NGUSH loaned $3,964.5 million to National Grid (US) Investments ("NGUSI") and subscribed the remainder for stock in NGUSI.

(c) NGUSI invested the full amount for stock in National Grid (Ireland) 1 Ltd ("NGIre1").

(d) NGIre1 invested $2,960,265,400 for stock in National Grid (Ireland) 2 Ltd ("NGIre2"), loaned $696,800,000 to National Grid General Partnership ("NGGP") and invested $343,293,250 for partnership capital in NGGP.

(e) NGIre2 loaned $1,983,200,000 to NGGP, and invested $977,065,400 for partnership capital in NGGP.

(4)	A description of the amount and character of any payments made by each
Intermediate Holding Company to any other National Grid System company during the reporting period.

National Grid (US) Holdings Ltd:
--------------------------------
There were no payments to any other National Grid System company.
Interest on the loan from NGG is added to the loan balance.

National Grid (US) Investments Ltd:
-----------------------------------
The loan advanced from NGUSH on March 22, 2000 was repaid on 21 June, 2000, and replaced with a new loan with a face value of $4,100 million and an original issue discount of $138.3 million. This new loan, and the accumulated interest thereon, was repaid on 21 September, 2000 and replaced with another new loan of $4,038 million. There were no other payments to any other National Grid System company. Interest on the loans from NGUSH continues to be added to the loan balance.

National Grid (Ireland) 1 Ltd:
------------------------------
NGIre1 purchased the entire common stock of ESIS Ltd and of Epfal Ltd, both UK non-utility companies, for GBP 51,501,000 (approximately $74.3 million) from National Grid Company plc ("NGC"). These two companies were subsequently sold to a third party purchaser for GBP 58,167,000 (approximately $83.9 million), giving rise to a profit on sale of GBP 6,666,000 ($9,614,372). The figure of $9,042,372 shown in the accounts of
NGIre1 includes the company's share of NGGP's write-down of its investment in Teldata Solutions Inc. Of the profit (after an exchange loss of $120,654), 74% ($7,025,351) was loaned to NGIre2, and the remainder ($2,468,367) was contributed to NGGP for partnership capital.
NGIre1 paid $26 to NGC for 26% of the issued stock of Teldata Solutions Inc, and contributed this stock to NGGP for $26 of partnership capital. NGGP paid interest totalling $57,072,773 to NGIre1, and NGIre1 contributed $57,055,093 to NGGP for partnership capital (in addition to the $2,468,367 noted above), retaining $17,680.

National Grid (Ireland) 2 Ltd:
------------------------------
NGIre2 received a loan of $7,025,351 from NGIre1 as noted above, and contributed the full amount to NGGP for partnership capital.
NGIre2 paid $74 to NGC for 74% of the issued stock of Teldata Solutions Inc, and contributed this stock to NGGP for $74 of partnership capital. NGGP paid interest totaling $162,437,892 to NGIre2, and NGIre2 contributed $162,387,572 of that to NGGP for partnership capital (in addition to the $7,025,351 noted above), retaining $50,320.

National Grid General Partnership:
----------------------------------
NGGP received dividends totaling $221,710,665 from National Grid USA ("NGUSA") (formerly NGG Holdings Inc). It paid interest of $57,072,773 to NGIre1, and interest of $162,437,892 to NGIre2, and made a capital contribution of $2,200,000 to Teldata LLC (formerly Teldata Solutions
Inc). It received capital contributions from NGIre1 and NGIre2 of $57,523,460 and $169,412,923 respectively, totalling $228,936,383. It contributed $228,935,383 to NGUSA, retaining $1,000.

National Grid USA (formerly NGG Holdings Inc)
---------------------------------------------
NGUSA paid dividends totaling $221,710,665 to NGGP.

(5)	A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.

No allocation of tax credits has yet been carried out, because the tax return for the tax year ending March 31, 2001 is not yet due. However, we confirm that the allocation will be performed in accordance with the Tax Allocation Agreement in effect and filed with this report.


Item 10. FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements
--------------------

	National Grid USA Consolidating Financial Statements (Supplement A-1) including income statement, balance sheet, statement of cash flows, and statement of retained earnings for National Grid USA and its subsidiaries.

	Financial Statements and supporting schedules of NEP as reported on its 2001 Form 10-K (Supplement A-2).

	Income statement, balance sheet, statement of cash flows, and statement of retained earnings for each of the following companies:

A-3		National Grid Group plc
A-4		National Grid Holdings Limited
A-5		National Grid (US) Holdings Limited
A-6		National Grid (US) Investments
A-7		National Grid (Ireland) 1 Limited
A-8		National Grid (Ireland) 2 Limited
A-9		National Grid General Partnership

Exhibits
--------

Unless otherwise indicated, the exhibits listed below are incorporated by reference to the appropriate exhibit numbers and the commission file numbers indicated in parenthesis.

A.	Annual Reports:

A.1.a	National Grid Group Annual Report on Form 20-F for the
	period ending March 31, 2001 (Commission File No. 1-4315)

A.1.b.National Grid Group Annual Review for Stockholders for the period ending March 31, 2001 (Filed herewith)

A.2	New England Power Company Form 10-K for the year ended
	March 31, 2001 (Commission File No. 1-6564)

A.3	Connecticut Yankee Atomic Power Company 2000 Annual Report (Filed
	herewith)

A.4 	Maine Yankee Atomic Power Company 2000 Annual Report (Filed herewith)

A.5.a	Vermont Yankee Nuclear Power Corporation 2000 Annual Report
	to Stockholders (Filed herewith)

A.5.b	Vermont Yankee Nuclear Power Corporation 2000 FERC Form 1 (Filed
herewith)

A.6	Yankee Atomic Electric Company 2000 Annual Report to
	Stockholders (Filed herewith)

B.	Corporate Documents:

	1.	Memorandum of Articles of Association of National Grid Group plc
		(Exhibit 1 to Form 20-F dated October 1999)

	2.	Memorandum of Association and Articles of Association of National
Grid Holdings Limited. (Filed herewith)

3.	AEDR Fuels, L.L.C.:

AEDR Fuels Operating Agreement effective, December 1997 (Exhibit
B.4 to NEES 1998 Form U-5-S).

4.	AllEnergy Marketing Company, L.L.C.:

a.	Agreement and Plan of Merger dated December 31, 1998 (Exhibit
10(ii) to 1998 NEES Form 10-K, File No. 1-3446).

b.	Limited Liability Company Agreement (Exhibit B-1 to Amendment No.
1 to Form U-1, File No. 70-8921).

c.	Amendment No. 1 to Limited Liability Company Agreement (Exhibit
10(jj) to 1997 NEES Form 10-K, File No. 1-3446).

	5.	EUA Bioten, Inc.:

		a.	Articles of Organization filed June 22, 1995 and Certificate of
Change of Fiscal Year End dated March 28, 2001 (Filed herewith).

		b.	By-laws (Filed herewith).

	6.	EUA Energy Investment Corporation:

		a.	Articles of Organization filed December 15, 1987 and Certificate of Correction filed January 15, 1988 and Certificate of Change of
Fiscal Year End dated March 28, 2001 (Filed herewith).

		b.	By-laws (Filed herewith).

7.	Granite State Electric Company:

a.	Articles of Organization (Exhibit B.1.a to NEES 1983 Form U-5-S).

b.	By-laws March 27, 1998 (Exhibit B.4.b to NEES 1998 Form U-5-S).

8.	Massachusetts Electric Company:

a.	Articles of Organization (Exhibit B.2.a to NEES 1983 Form U-5-S);
Articles of Amendment dated March 5, 1993, August 11, 1993,
September 20, 1993, and November 11, 1993 (Exhibit 3(a) to 1993
Form 10-K, File No. 0-5464); Articles of Amendment dated January
27, 1998 (Exhibit B.6.a to National Grid USA 1999 Form U-5-S);
Certificate of change of Fiscal Year End and Articles of Merger both filed May 1, 2000 (Filed herewith).

b.	By-laws (Filed herewith)

9.	Nantucket Electric Company:

a.	Articles of Organization (Exhibit A-6 filed under cover of Form
SE, File No. 70-8675); Certificate of change of Fiscal Year End dated April 3, 2000 (Filed herewith).

b.	By-laws (Exhibit A-7 filed under cover of Form SE, File No. 70-
8675).

10.	The Narragansett Electric Company:

a.	Charter (Exhibit B.3.a to NEES 1983 Form U-5-S); Amendment to
Charter dated June 9, 1988 (Exhibit B.3.a to NEES 1988
Form U-5-S).

b.	By-laws (Filed herewith).

c.	Preference Provisions as amended dated December 15, 1997 (Exhibit
4(C) to NEES 1997 Form 10-K, File No. 1-3446).

	11.	National Grid USA:

		a.	Certificate of Incorporation of Iosta, Inc. filed December 10,
1998 and Certificate of Amendment changing name to NGG Holdings,
Inc. filed March 18, 1999 and Certificate of Merger with NGG
Trustee LLCI and changing the name to National Grid USA filed
March 22, 2000 and Certificate of Amendment filed June 26, 2000
(Filed herewith).

		b.	By-laws (Filed herewith).

12.	National Grid USA Service Company, Inc.:

a.	Articles of Organization (Exhibit B.9.a to NEES 1983 Form U-5-S);
Certificate of Change of Fiscal Year End and Articles of Merger both filed May 1, 2000 and Articles of Amendment filed May 2, 2000
(Filed herewith).

b.	By-laws (Filed herewith).

13.	National Grid Transmission Services Corporation:

a.	Articles of Organization filed May 1, 2000 (Filed herewith).

b.	By-laws (Filed herewith).

14.	NEES Communications, Inc.:

a.	Articles of Organization (Exhibit B.9.a to NEES 1996 Form U-5-S);
Certificate of change of Fiscal Year End dated April 3, 2000
(Filed herewith).

b.	By-laws (Exhibit B.9.b to NEES 1996 Form U-5-S).

15.	NEES Energy, Inc.:

a.	Certificate of Incorporation (Exhibit 3(I) to Certificate of
Notification, File No. 70-8803); Certificate of change of Fiscal
Year End dated April 3, 2000 (Filed herewith).

b.	By-laws (Exhibit 3(ii) to Certificate of Notification, File No.
70-8803).

16.	NEES Telecommunications Corp.:

a.	Articles of Organization as amended through May 29, 1998 (Exhibit
B.11.a to National Grid USA 1999 Form U-5-S); Certificate of change of Fiscal Year End dated April 5, 2000 (Filed herewith).

b.	By-Laws (Exhibit B.11.b to National Grid USA 1999 Form U-5-S).

	17.	New England Electric Transmission Corporation:

a.	Restated Articles of Incorporation (Exhibit B.6.a to NEES 1983
Form U-5-S).

b.	By-laws dated March 17, 1998 (Exhibit B.13.b to NEES 1998 Form U-
5-S)

18.	New England Energy Incorporated:

a.	Articles of Organization (Exhibit B.7.a to NEES 1983 Form U-5-S);
Articles of Amendment dated April 8, 1988 (Exhibit B.8.a to NEES
1988 Form U-5-S); Certificate of change of Fiscal Year End dated
April 3, 2000 (Filed herewith).

b.	By-laws (Exhibit B.8.b to NEES 1995 Form U-5-S).

19.	New England Hydro Finance Company, Inc.

a.	Articles of Organization (Exhibit B.9.a to NEES 1988 Form U-5-S);
Certificate of change of Fiscal Year End dated April 3, 2000
(Filed herewith).

b.	By-laws (Exhibit B.9.b to NEES 1995 Form U-5-S).

20.	New England Hydro-Transmission Corporation

a.	Articles of Incorporation (Exhibit B.8.a to NEES 1986 Form U-5-S);
Articles of Amendment dated January 18, 1989 (Exhibit B.10.a to
NEES 1988 Form U-5-S);

b.	By-laws dated March 17, 1998 (Exhibit B.16.b to NEES 1998 Form U-
5-S).

21.	New England Hydro-Transmission Electric Company, Inc.

a.	Restated Articles of Organization dated January 13, 1989 (Exhibit
B.11.a to NEES 1988 Form U-5-S); Certificate of change of Fiscal
Year End dated April 3, 2000 (Filed herewith).

b.	By-laws dated March 17, 1998 (Exhibit B.17.b to NEES 1998 Form U-
5-S).

22.	New England Power Company:

a.	Articles of Organization (Exhibit B.8.a to NEES 1983 Form U-5-S);
Articles of Amendment dated June 25, 1987 (Exhibit B.12.a to NEES
1988 Form U-5-S); Articles of Amendment dated January 27, 1998
(Exhibit B.18.a to National Grid USA 1999 Form U-5-S); Articles of Amendment filed April 21, 2000 and Certificate of Change of Fiscal
Year End and Articles of Merger both filed May 1, 2000 (Filed herewith).

b.	By-laws (Filed herewith).

23.	 NEWHC, Inc.:

a.	Articles of Merger (Exhibit B.20.a to NEES 1998 Form U-5-S);
Articles of Amendment dated October 21, 1999 (Exhibit B.20.a to
National Grid USA 1999 Form U-5-S); Certificate of Change of
Fiscal Year End dated April 5, 2000 (Filed herewith).

b.	By-laws dated March 30, 1998 (Exhibit B.20.b to NEES 1998 Form U-
5-S).

24.	Metrowest Realty LLC:

Limited Liability Company Agreement dated as of December 17, 1998
(Exhibit B.21 to NEES 1998 Form U-5-S).

25.	Wayfinder Group, Inc.

a.	Articles of Organization (Exhibit B.5.a to NEES 1993 Form U-5-S).
Articles of Amendment dated June 27, 1997 and December 13, 1999
(Exhibit B.23.a to National Grid USA 1999 U-5-S); Certificate of
Change of Fiscal Year End dated April 3, 2000 (Filed herewith).

b.	By-Laws (Exhibit B.5.b to NEES 1993 Form U-5-S).

C.	Funded Debt:

 1.	Granite State Electric Company:

a.	Note Agreement with First Colony Life Insurance Company dated as of November 1, 1993 (Exhibit C-1 to NEES 1993 Form U-5-S).

b.	Note Agreement with First Colony Life Insurance Company dated as of July 1, 1995 (Exhibit A to Granite Certificate of Notification,
File No. 70-8625).

c.	Note Agreement with the Paul Revere Life Insurance Company dated as of June 15, 1998 (Exhibit C.1.d to NEES 1998 Form U-5-S).

 2.	Massachusetts Electric Company:

First Mortgage Indenture and Deed of Trust, dated as of July 1, 1949, and twenty-one supplements thereto (Exhibit 7-A, File
No. 1-8019; Exhibit 7-B, File No. 2-8836; Exhibit 4-C, File No. 2-9593; Exhibit 4 to 1980 Form 10-K, File No. 2-8019; Exhibit 4 to 1982 Form 10-K, File No. 0-5464; Exhibit 4 to 1986 Form 10-K, File No. 0-5464; Exhibit 4(a) to 1988 Form 10-K, File No. 1-3446;
Exhibit 4(a) to 1989 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(a) to 1993 Form 10-K,
File No. 1-3446; Exhibit 4(a) to 1995 NEES Form 10-K, File No. 1-
3446).

 3.	The Narragansett Electric Company:

First Mortgage Indenture and Deed of Trust, dated as of September 1, 1944, and twenty-three supplements thereto (Exhibit 7-1, File No. 2-7042; Exhibit 7-B, File No. 2-7490; Exhibit 4-C, File No. 2-9423; Exhibit 4-D, File No. 2-10056; Exhibit 4 to 1980 Form 10-K, File No. 0-898; Exhibit 4 to 1982 Form 10-K, File No. 0-898;
Exhibit 4 to 1983 Form 10-K, File No. 0-898; Exhibit 4 to 1985 Form 10-K, File No. 0-898; Exhibit 4 to 1986 Form 10-K, File No. 0-898; Exhibit 4 to 1987 Form 10-K, File No. 0-898; Exhibit C-3 to NEES 1991 Form U-5-S; Exhibit 4(b) to 1992 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1993 Form 10-K, File No. 1-3446; Exhibit 4(b) to 1995 NEES Form 10-K, File No. 1- 3446), Exhibit 4(b) to 1997 NEES Form 10-K, File No. 1-3446).

 4.	New England Electric Transmission Corporation:

Note Agreement with PruCapital Management, Inc. et al. dated as of September 1, 1986; Mortgage, Deed of Trust and Security Agreement dated as of September 1, 1986 (Exhibit 10(g) to 1986 Form 10-K,
File No. 1-3446).

 5.	New England Power Company:

a.	Loan Agreement with Massachusetts Industrial Finance Agency dated as of March 15, 1980 and two supplements thereto (Exhibit C.8.c to NEES 1983 Form U-5-S); Supplements dated as of October 1, 1992 and September 1, 1993 (Exhibit C.6.b to NEES 1993 Form U-5-S); Fifth
Supplement dated as of August 1, 1998 (Exhibit 5.a to NEES 1998
Form U-5-S).

b.	Loan Agreement with Business Finance Authority of the State of New
Hampshire (formerly the Industrial Development Authority of the
State of New Hampshire) dated as of November 15, 1983 (Exhibit
C.8.d to NEES 1983 Form U-5-S); First Supplement dated as of April
1, 1986 (Exhibit C.7.d to NEES 1986 Form U-5-S); Second Supplement dated as of August 1, 1988 (Exhibit C.7.d to NEES 1988 Form U-5-
S); Third Supplement dated as of April 1, 1989; Fourth Supplement dated as of November 1, 1990 (Exhibit C.6.d to NEES 1990 Form U-5-
S); Fifth Supplement dated as of June 15, 1991 (Exhibit C.6.d to
NEES 1991 Form U-5-S); Sixth Supplement dated as of January 1,
1993 (Exhibit C.6.d to NEES 1992 Form U-5-S); Seventh Supplement dated as of October 1, 1993 and Eighth Supplement dated as of December 1, 1993 (Exhibit C.6.c to NEES 1993 Form U-5-S); Ninth
Supplement dated as of July 1, 1994 and Tenth Supplement dated as of February 1, 1995 (Exhibit 6.c to NEES 1995 Form U-5-S),
Eleventh Supplement dated as of January 1, 1996, Twelfth
Supplement dated as of January 15, 1996, Thirteenth Supplement dated as of December 1, 1996 (Exhibit 6.c to NEES 1996 Form U-5-
S); and Fourteenth Supplement dated as of August 1, 1998 (Exhibit
5.b to NEES 1998 Form U-5-S).

c.	Loan Agreement with the Connecticut Development Authority dated as of  September 1, 1999 (Exhibit 5.c to National Grid USA 1999 Form
U-5-S).

D.	National Grid General Partnership and Affiliated U.S. Corporations, Form
of Federal and State Income Tax Allocation Agreement dated as of December
28, 2000 (Filed herewith).

E.	Schedule showing Money Pool investments for year ended March 31, 2001
	(Filed herewith).

F.	Schedules (Filed herewith).

G.	Organizational Chart (Filed herewith).

H.	See financial statements.




	SIGNATURE

Each undersigned registered holding company has duly caused this annual report for the year ended March 31, 2001, to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



NATIONAL GRID GROUP plc


		s/Richard P. Sergel

By:_____________________________
	Richard P. Sergel
	Group Director, North America




NATIONAL GRID USA



		S/Richard P. Sergel
By:_____________________________
	Richard P. Sergel
	President







Date:  July 26, 2001




	EXHIBIT INDEX
	-------------
Exhibit No.	Description	Page
-----------	-----------	----

Supplement	National Grid USA Financial Statements	Filed
A-1		herewith

Supplement	Financial Statements and Supporting 	Incorporated
A-2	Schedules of NEP as reported on its 2001	by reference
	Form 10-K

Supplement	Financial Statements for National Grid	Filed
A-3	Group plc	herewith

Supplement	Financial Statements for National Grid	Filed
A-4	Holdings Limited	herewith

Supplement	Financial Statements for National Grid	Filed
A-5	(US) Holdings Limited	herewith

Supplement	Financial Statements for National Grid	Filed
A-6	(US) Investments	herewith

Supplement	Financial Statements for National Grid	Filed
A-7	(Ireland) 1 Limited	herewith

Supplement	Financial Statements for National Grid	Filed
A-8	(Ireland) 2 Limited	herewith

Supplement	Financial Statements for National Grid	Filed
A-9	General Partnership	herewith

A.1.a	National Grid Group Annual Report on	Incorporated
	Form 20-F for the period ending	by reference
	March 31, 2001

A.1.b.	National Grid Group Annual Review	Filed under
	For Stockholders for the period	cover of
	Ending March 31, 2001	Form SE

A.2	New England Power Company	Incorporated
Form 10-K for the year ended March 31,	by reference
2001


	EXHIBIT INDEX
	-------------
Exhibit No.	Description	Page
-----------	-----------	----

A.3	Connecticut Yankee Atomic Power Company	Filed under
2000 Annual Report	cover of
Form SE

A.4 	Maine Yankee Atomic Power Company 	Filed under
2000 Annual Report 	cover of
Form SE

A.5.a	Vermont Yankee Nuclear Power Corporation 	Filed under
2000 Annual Report to Stockholders	cover of
Form SE

A.5.b	Vermont Yankee Nuclear Power Corporation	Filed under
	2000 FERC Form 1	cover of
Form SE

A.6	Yankee Atomic Electric Company	Filed under
2000 Annual Report to Stockholders	cover of
Form SE

B.1	Memorandum and Articles of Association of	Incorporated
	National Grid Group plc 	by reference

B.2	Memorandum of Association and Articles of	Filed
	Association of National Grid Holdings 	herewith
	Limited.

B.3	AEDR Fuels, L.L.C. Operating Agreement	Incorporated
by reference

B.4.a	AllEnergy Marketing Company, L.L.C.	Incorporated
Agreement and Plan of Merger	by reference

B.4.b	AllEnergy Marketing Company, L.L.C.	Incorporated
Limited Liability Company Agreement	by reference

B.4.c	AllEnergy Marketing Company, L.L.C.	Incorporated
Amendment No. 1 to Limited Liability	by reference
Company Agreement

B.5.a	EUA Bioten, Inc.	Filed
	Articles of Organization and	herewith
	Certificate of Change of Fiscal Year End

B.5.b	EUA Bioten, Inc.	Filed
	By-laws	herewith



	EXHIBIT INDEX
	-------------
Exhibit No.	Description	Page
-----------	-----------	----

B.6.a	EUA Energy Investment Corporation	Filed
	Articles of Organization, Certificate	herewith
	of Correction, and Certificate of
	Change of Fiscal Year End

B.6.b.	EUA Energy Investment Corporation	Filed
	By-laws	herewith

B.7.a	Granite State Electric Company	Incorporated
Articles of Organization	by reference

B.7.b	Granite State Electric Company	Incorporated
By-laws	by reference

B.8.a	Massachusetts Electric Company Certificate	Filed
of Change of Fiscal Year End and	herewith
Articles of Merger

B.8.b	Massachusetts Electric Company	Filed
By-laws	herewith

B.9.a	Nantucket Electric Company	Filed
Certificate of Change of Fiscal Year End	herewith

B.9.b	Nantucket Electric Company	Incorporated
By-laws	by reference

B.10.a	The Narragansett Electric Company	Incorporated
Charter and Amendments thereto	by reference

B.10.b	The Narragansett Electric Company	Filed
By-laws	herewith

B.10.c	The Narragansett Electric Company	Incorporated
Preference Provisions as amended	by reference

B.11.a	National Grid USA	Filed
	Certificate of Incorporation and	herewith
	Amendments thereto

B.11.b	National Grid USA	Filed
	By-laws	herewith

B.12.a	National Grid USA Service Company, Inc.	Filed
	Certificate of Change of Fiscal Year	herewith
	End, Articles of Merger, and Articles
	of Amendment


	EXHIBIT INDEX
	-------------
Exhibit No.	Description	Page
-----------	-----------	----

B.13.a	National Grid Transmission Services	Filed
	Corporation	herewith
	Articles of Organization

B.13.b	National Grid Transmission Services	Filed
	Corporation	herewith
	By-laws

B.14.a	NEES Communications, Inc.	Filed
Certificate of Change of Fiscal Year End	herewith

B.14.b	NEES Communications, Inc.	Incorporated
By-laws	by reference

B.15.a	NEES Energy, Inc.	Filed
Certificate of Change of Fiscal Year End	herewith

B.15.b	NEES Energy, Inc.	Incorporated
By-laws	by reference

B.16.a	NEES Telecommunications Corp	Filed
Certificate of Change of Fiscal Year End	herewith

B.16.b	NEES Telecommunications Corp	Incorporated
	By-laws	by reference

B.17.a	New England Electric Transmission CorporationIncorporated
Restated Articles of Incorporation	by reference

B.17.b	New England Electric Transmission CorporationIncorporated
By-laws	by reference

B.18.a	New England Energy Incorporated	Filed
Certificate of Change of Fiscal Year End	herewith
Amendment

B.18.b	New England Energy Incorporated	Incorporated
By-laws 	by reference

B.19.a	New England Hydro Finance Company, Inc.	Filed
Certificate of Change of Fiscal Year End	herewith

B.19.b	New England Hydro Finance Company, Inc.	Incorporated
By-Laws	by reference

B.20.a	New England Hydro-Transmission Corporation	Incorporated
Articles of Incorporation and Articles of	by reference
Amendment

	EXHIBIT INDEX
	-------------
Exhibit No.	Description	Page
-----------	-----------	----

B.20.b	New England Hydro-Transmission Corporation	Incorporated
By-laws	by reference

B.21.a	New England Hydro-Transmission Electric 	Filed
Company Certificate of Change of Fiscal Year 	herewith
	End

B.21.b	New England Hydro-Transmission Electric 	Incorporated
Company By-laws	by reference

B.22.a	New England Power Company	Filed
Certificate of Change of Fiscal Year End	herewith
Articles of Amendment

B.22.b	New England Power Company	Filed
	By-laws	herewith

B.23.a	NEWHC, Inc.	Filed
Certificate of Change of Fiscal Year End	herewith

B.23.b	NEWHC, Inc.	Incorporated
By-Laws	by reference

B.24	Metrowest Realty LLC	Incorporated
Limited Liability Company Agreement	by reference

B.25.a	Wayfinder Group, Inc.	Filed
Certificate of Change of Fiscal Year End	herewith

B.25.b	Wayfinder Group, Inc.	Incorporated
By-laws	by reference

C.1.a	Granite State Electric Company	Incorporated
Note Agreement with First Colony Life	by reference
Insurance Company

C.1.b	Granite State Electric Company	Incorporated
Note Agreement with First Colony Life	by reference
Insurance Company

C.1.c	Granite State Electric Company	Incorporated
Note Agreement with Paul Revere Life	by reference
Insurance Company

C.2	Massachusetts Electric Company	Incorporated
First Mortgage Indenture and Deed of Trust	by reference
and twenty-one supplements thereto




	EXHIBIT INDEX
	-------------
Exhibit No.	Description	Page
-----------	-----------	----

C.3	The Narragansett Electric Company	Incorporated
First Mortgage Indenture and Deed of Trust	by reference
and twenty-three supplements thereto

C.4	New England Electric Transmission CorporationIncorporated
Note Agreement with PruCapital Management, 	by reference
Inc. et al. and Mortgage, Deed of Trust and Security Agreement

C.5.a	New England Power Company	Incorporated
Loan Agreement with Massachusetts Industrial	by reference
Finance Agency and five supplements
thereto

C.5.b	New England Power Company	Incorporated
Loan Agreement with Business Finance 	by reference
Authority of the State of New Hampshire
(formerly the Industrial Development Authority of the State of New Hampshire) and thirteen
	supplements thereto

C.5.c	New England Power Company	Incorporated
Loan Agreement with Connecticut Development	by reference
Authority

D	Income Tax Allocation Agreement	Filed
herewith

E	Money Pool investments for year ended 	Filed
	March 31, 2001	herewith

F	Schedules	Filed under
cover of
Form SE

G	Organizational Chart	Filed under
cover of
Form SE



15